FOR THE YEAR ENDED DECEMBER 31, 2022

MANAGEMENT’S DISCUSSION AND ANALYSIS March 1, 2023

The Management’s Discussion and Analysis (“MD&A”) for Enerflex Ltd. (“Enerflex” or “the Company”) should be read in conjunction with the audited consolidated financial statements (the “Financial Statements”) for the years ended December 31, 2022 and 2021, and the cautionary statements regarding forward-looking information in the “Forward-Looking Statements” section of this MD&A.

The financial information reported herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and is presented in Canadian dollars unless otherwise stated.

The MD&A focuses on information and key statistics from the Financial Statements, and considers known risks and uncertainties relating to the energy sector. This discussion should not be considered all-inclusive, as it excludes possible future changes that may occur in general economic, political, and environmental conditions. Additionally, other factors may or may not occur, which could affect industry conditions and/or Enerflex in the future. Additional information relating to the Company can be found in the Company’s Annual Information Form (“AIF”) and Management Information Circular, which are available on the Company’s website as www.enerflex.com and under the Company’s SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

THE COMPANY

On October 13, 2022, Enerflex and Exterran Corporation (“Exterran”) combined, creating a premier integrated global provider of energy infrastructure and energy transition solutions. With enhanced scale and capabilities, Enerflex is optimally positioned to serve customers in key natural gas, energy transition, and water treatment markets, which is expected to enhance long-term shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation. Exterran’s operations were very complementary to Enerflex, and the combined company will diversify operations across key growth regions where the Company already has a presence, and to provide offerings to a broader base of customers. Additionally, Enerflex’s scale of operations and depth of technical expertise provides an advantage over competitors. Our product offerings have also been improved. Energy Infrastructure includes critical infrastructure that Enerflex owns, operates, and manages under contract to its customers’ operations. Engineered Systems is the sale of customized modular natural gas-handling and low-carbon solutions, further enhanced by Exterran’s expanded capabilities which enable deeper removal of NGL’s, oil processing technology, and water treatment applications. After-Market Services offerings include installation, commissioning, O&M, and parts sales, along with global support for all product lines.

Enerflex's Vision of Transforming Energy for a Sustainable Future is supported by a long-term strategy that is founded upon the following key pillars: technical excellence in modularized energy solutions; profitable growth achieved through vertically integrated and geographically diverse product offerings; financial strength and discipline; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of the Company's capital allocation priorities and decisions, Enerflex has managed a resilient business to create shareholder value over its 40-plus-year history.

Enerflex delivers energy infrastructure and energy transition solutions across the globe by leveraging its enhanced presence in growing natural gas markets. The Company's vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and produced water solutions, spanning all phases of a project's lifecycle, from front-end engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, renewable natural gas ("RNG"), and hydrogen solutions, and works closely with its customers to help facilitate global decarbonization efforts.

Headquartered in Calgary, Alberta, Canada, the Company has approximately 5,000 employees worldwide. Enerflex, its subsidiaries, interests in associates and joint operations, operate in over 90 locations globally, including in: Canada, the United States of America (“USA”), Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, United Arab Emirates (“UAE”), Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, China, Indonesia, Malaysia, Singapore, and Thailand.

Suite 904, 1331 Macleod Trail SW, Calgary, AB T2G 0K3 Canada | Telephone +1 403 387 6377 | Toll Free +1 800 242 3178 www. enerflex.com

Enerflex has state-of-the-art fabrication and workshop facilities in Calgary, Alberta, Canada; Houston, Texas, USA; Broken Arrow, Oklahoma, USA; Sharjah, UAE; Brisbane, Queensland, Australia; and Singapore, delivering standard or custom, long-life operating systems – globally. Enerflex is one of the leading suppliers of natural gas compression infrastructure within the energy infrastructure market in the USA, Canada, Latin America, and the Middle East, with a global energy infrastructure fleet of nearly two million horsepower. The Company is a highly qualified service provider with industry-certified mechanics and technicians strategically situated across a network of service locations across the globe.

Reporting Segment Change

During the fourth quarter of 2022, the Company re-assessed its operating and reporting segments. Prior to this assessment, the Company’s operating and reporting segments were one and the same, with those segments being Canada, USA, and Rest of World (“ROW”). With the completion of the Exterran acquisition Management noted a change in how the Chief Operating Decision Maker (“CODM”) views the organization. On this basis, four operating segments have been identified with no change in the Canada and USA segments, while ROW has been bifurcated into Latin America (“LATAM”) and Eastern Hemisphere (“EH”). For external reporting purposes, Enerflex’s reportable segments are as follows:

•
North America (“NAM”) – comprised of operations in Canada and the USA;
•
Latin America – comprised of operations in Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico and Peru; and
•
Eastern Hemisphere – comprised of operations in the Middle East, Africa, Europe and Asia Pacific.

The segments and their product lines are described below.

NORTH AMERICA

•
The Energy Infrastructure product line provides natural gas compression infrastructure under contract to oil and natural gas customers in the USA under its Contract Compression operations, primarily operating in crude oil and liquids-rich plays, managing a fleet of low- to high-horsepower packages. These compressor packages are typically used in natural gas gathering systems, gas-lift, wellhead, and other applications primarily in connection with natural gas, natural gas liquids (“NGLs”), and oil production. In addition, power generation rental solutions are available in Canada.
•
The Engineered Systems product line consists of custom and standard compression packages for reciprocating and screw compressor applications from Enerflex’s manufacturing facilities located in Houston, Texas; Broken Arrow, Oklahoma; and Calgary, Alberta. In addition, the Company engineers, designs, manufactures, constructs, and installs modular natural gas processing equipment, energy transition solutions, cryogenic systems, electric power solutions, water solutions, and carbon capture solutions. Retrofit provides re-engineering, re-configuration, and re-packaging of compressors for various field applications.
•
Enerflex provides integrated turnkey (“ITK”) power generation, gas compression, and processing facilities. Retrofit solutions provide re-engineering, re-configuration, and re-packaging of compressors for various field applications from certain service branches.
•
The After-Market Services product line provides after-market mechanical services and parts distribution, as well as maintenance solutions to the oil and natural gas industry.

M-2Enerflex Ltd. | 2022 Annual Report

latin america

•
The Energy Infrastructure product line provides natural gas compression and processing infrastructure under contract to oil and gas customers in the region. Enerflex has several operating Build-Own-Operate-Maintain (“BOOM”) facilities of varying size and scope in this region, providing customers with alternate solutions to meet their energy needs. These BOOM facilities provide for the receipt of contracted long-term lease payments and are treated as either operating or finance leases.
•
The region provides Engineered Systems products, including ITK natural gas compression, processing, electric power solutions, and water solutions, with local construction and installation capabilities. Most of the equipment deployed in the region is fabricated in Houston, Texas.
•
The After-Market Services product line focuses on after-market mechanical services, parts, and components, as well as operations, maintenance, and overhaul services.

eastern hemisphere

•
The EH segment, comprises of operations in the UK, the Netherlands, UAE, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, China, Indonesia, Malaysia, Singapore, and Thailand.
•
The Energy Infrastructure product line provides natural gas compression, power generation, and processing infrastructure under contract to oil and gas customers in the region. Enerflex has several BOOM facilities of varying size and scope in this region providing customers with alternate solutions to meet their energy and water needs. These BOOM facilities provide for the receipt of contracted long-term lease payments and are treated as either operating or finance leases. This segment also provides engineering, design, procurement, project management, and construction services for compression, process, and power generation equipment, as well as rentals, after-market service, parts, and operations and maintenance services for gas compression, power generation, and processing facilities in the region. Manufacturing capabilities are sourced from Enerflex’s facilities in Houston, Texas; Sharjah, UAE; and Singapore.
•
The Australia region is headquartered in Brisbane, Queensland with additional locations throughout Queensland, Western Australia providing after-market services, equipment supply, parts supply, and general asset management. The Brisbane facility also packages power generation equipment for use across the region.

energy infrastructure

The Energy Infrastructure product line includes infrastructure solutions under contract for natural gas processing, compression, produced water, and electric power equipment. Our infrastructure is deployed across the globe, and provides comprehensive contract operations services to customers in each of those regions. Our Energy Infrastructure product line provides customers with trained personnel, equipment, tools, materials, and supplies to meet their natural gas processing, compression, produced water, and power generation needs, as well as designing, sourcing, installing, operating, servicing, repairing, and maintaining equipment owned by the Company necessary to provide these services. These activities give rise to the receipt of future cash payments of varying terms, even though they have different accounting treatments depending on the terms of the lease.

after-market services

Enerflex’s After-Market Services product line provides after-market mechanical services, parts distribution, operations and maintenance solutions, equipment optimization and maintenance programs, manufacturer warranties, exchange components, long-term service agreements, and technical services to our global customers. The product line operates through an extensive network of branch offices and generally provides its services at the customer’s wellsite location using trained technicians and mechanics. Enerflex’s after-market service and support business includes distribution and remanufacturing facilities, with significant presence situated in active natural gas producing areas.

M-3Enerflex Ltd. | 2022 Annual Report

Engineered Systems

The Engineered Systems product line is comprised of the following product offerings: processing, compression, cryogenic, electric power, produced water, and carbon capture solutions. Enerflex can combine one or more of these product offerings into an ITK solution, including civil works, piping and structural fabrication, and electrical, instrumentation, controls, and automation, as well as installation and commissioning. Enerflex’s ITK offerings allows customers to simplify their supply chain, eliminate interface risk, and reduce the concept-to-commissioning cycle time of major projects.

Compression packages range from low-specification field compressors to high-specification process compressors for onshore and offshore applications. The Company provides retrofit solutions, including re-engineering, re-configuration, and re-packaging of compressors for various field applications. Processing equipment includes dehydration and liquids recovery, refrigeration and cryogenic processing, oil and natural gas separators, and amine sweetening to remove hydrogen sulfide or carbon dioxide. Electric power units can be natural-gas fired or electric. The Company also delivers systems to treat water from engineering to manufacturing, construction, and commissioning ranging in volumes from approximately 158 m3 to 160,000 m3 of water per day.

The Company is exploring opportunities with customers to evaluate decarbonization, carbon capture technology, and supporting infrastructure for renewable energy by leveraging its expertise in providing modularized engineer-to-order process solutions.

FINANCIAL OVERVIEW

	Three months ended December 31,		Twelve months ended December 31,
($ thousands, except percentages and horsepower)	2022	2021[1]	2022	2021[1]
Revenue	$689,839	$321,347	$1,777,798	$960,156
Gross margin	126,814	55,330	322,716	202,222
Selling and administrative expenses (“SG&A”)	175,192	35,406	320,444	147,931
Operating income (loss)	(48,378)	19,924	2,272	54,291
Earnings before finance costs and income taxes (“EBIT”)[2]	(44,747)	20,555	(40,810)	55,097
Net loss	$(81,118)	$(32,707)	$(100,943)	$(18,455)

Key Financial Performance Indicators (“KPI”)[3]
Engineered Systems bookings	$415,073	$324,382	$1,312,883	$768,703
Engineered Systems backlog	1,505,870	557,549	1,505,870	557,549
Gross margin as a percentage of revenue	18.4%	17.2%	18.2%	21.1%
Earnings before finance costs, income taxes, depreciation and amortization (“EBITDA”)	$17,897	$43,723	$87,477	$142,719
Adjusted EBITDA[4]	86,143	36,056	223,601	135,053
Distributable cash flow[4]	(25,806)	25,271	44,955	99,097
Return on capital employed (“ROCE”)[5]	(2.2)%	3.5%	(2.2)%	3.5%

1 Comparative figures throughout this MD&A represent only Enerflex’s results prior to the closing of the Transaction on October 13, 2022, and therefore do not reflect pre-acquisition historical data from Exterran.

2 EBIT includes a $48.0 million goodwill impairment for the year ended December 31, 2022 (December 31, 2021 – nil).

3 These KPI’s are non-IFRS measures. Further detail is provided in the Non-IFRS Measures section of this MD&A.

4 Please refer to the Non-IFRS Measures section of this MD&A for more information on distributable cash flow.

5 Determined by using the trailing 12-month period.

M-4Enerflex Ltd. | 2022 Annual Report

FOR THE YEAR ENDED DECEMBER 31, 2022

FOURTH QUARTER 2022 OVERVIEW

For the three months ended December 31, 2022:

•
On October 13, 2022, the Company completed its acquisition of Exterran. Enerflex acquired Exterran by issuing 1.021 common shares of Enerflex for each share of Exterran common stock held. The total purchase consideration was approximately $222.6 million which included a total share value of $213.9 million on the exchange of shares; $8.6 million on the fair value of vested stock-based compensation.
•
On October 12, 2022, Enerflex successfully closed its private offering (the “Offering”) of US$625 million aggregate principal amount of 9.00 percent senior secured notes due 2027 (the “Notes”). Upon closing of the Transaction, Enerflex used the net proceeds of the Offering, together with its US$150 million three-year secured term loan facility, an initial draw under its US$700 million three-year secured revolving credit facility (the “Revolving Credit Facility”), and cash on hand, to fully repay the existing Enerflex and Exterran notes and revolving credit facilities and put in place a new debt capital structure. The balance of the Revolving Credit Facility will be used for committed capital expenditures and other general corporate purposes and will provide liquidity for Enerflex.
•
Engineered Systems bookings totaled $415.1 million, up significantly from $324.4 million in the same period of 2021, reflecting the increased activity in the manufacturing business, particularly in NAM.
•
Engineered Systems backlog at December 31, 2022 was $1.5 billion compared to the backlog of $557.5 million at December 31, 2021. This $948.3 million increase was driven by the contracts acquired from Exterran, as well as a significant increase in Engineered Systems bookings, reflecting increased manufacturing activity in NAM.
•
The Company recorded revenue of $689.8 million compared to $321.3 million in the comparable period. This increase is due to the contributions of the acquired Exterran businesses, a stronger opening backlog leading to improved Engineered Systems revenues, an increase in After-Market Services activities from improved parts sales and customer maintenance activities, and higher Energy Infrastructure revenue, primarily from higher contract compression utilizations in the USA, and the commencement of a finance lease project in the Middle East.
•
Gross margin was $126.8 million, and 18.4 percent for the fourth quarter of 2022 compared to $55.3 million, and 17.2 percent for the comparable period. The higher gross margin is primarily due to the additional revenues contributed from Exterran, a higher margin opening backlog, primarily in the NAM segment, and an overall increased volume of work.
•
SG&A of $175.2 million in the fourth quarter of 2022 was up from $35.4 million in the same period last year. This increase is primarily the result of $56.5 million of one-time Transaction costs, foreign exchange losses due to the ongoing devaluation of the Argentine peso, higher total compensation costs, increased share-based compensation on mark-to-market movements and increased third party service costs.
•
The ongoing devaluation of the Argentine peso, caused by high inflation, resulted in foreign exchange losses of $18.0 million. Foreign exchange losses were partially offset by $6.7 million of interest income from associated instruments, though such offsets are not reflected in operating loss. The Company has implemented risk-mitigating strategies to minimize future exposure to this currency devaluation.
•
A reported operating loss of $48.4 million was lower than the prior period operating income of $19.9 million, primarily due to the significantly higher SG&A in the fourth quarter of 2022, offset by increased gross margin from higher revenue.
•
The Company invested $66.5 million in Energy Infrastructure assets; the majority of which was directed at major projects in EH which are now in commercial operation, while further expenditures were made towards the organic expansion of the USA contract compression fleet. The Company also invested $14.8 million for the construction of a natural gas infrastructure asset that was awarded in the fourth quarter of 2021 and will be accounted for as a finance lease. At December 31, 2022, the USA contract compression fleet totaled approximately 397,000 horsepower and its average fleet utilization was a record 95 percent for the quarter.
•
At December 31, 2022, the Company’s senior secured net funded debt to EBITDA ratio was 1.1:1, compared to a maximum ratio of 2.5:1, and the Company’s net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio was 3.3:1, compared to a maximum ratio of 4.5:1.
•
Subsequent to December 31, 2022, Enerflex declared a quarterly dividend of $0.025 per share, payable on April 6, 2023, to shareholders of record on March 16, 2023. The Board of Directors (the “Board”) will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Suite 904, 1331 Macleod Trail SW, Calgary, AB T2G 0K3 Canada | Telephone +1 403 387 6377 | Toll Free +1 800 242 3178 www. enerflex.com

For the twelve months ended December 31, 2022:

•
Engineered Systems bookings totaled $1.3 billion, up significantly from $768.7 million in the same period last year, reflecting the increased activity in Enerflex’s manufacturing business. Movement in foreign exchange rates resulted in an increase of $35.5 million on foreign currency denominated backlog during the twelve months of 2022.
•
Enerflex generated revenue of $1,777.8 million compared to $960.2 million in the prior year. Higher revenue generated in 2022 resulted from strengthened business activity including contributions from Exterran. Furthermore, revenue was driven by a higher opening backlog, a considerable increase in After-Market Services activities from improved parts sales and customer maintenance activities, and higher energy infrastructure utilizations in the USA.
•
Gross margin was $322.7 million, and 18.2 percent compared to $202.2 million, and 21.1 percent in the comparative period. This increase to gross margin is primarily due to higher revenues from the increased volume of work, as well as contributions from Exterran. However, the Company reported a lower gross margin percent due to a shift in the product mix.
•
The Company recognized a $48.0 million goodwill impairment in the Canada segment during the third quarter of 2022.
•
SG&A of $320.4 million increased from $147.9 million in 2021. This increase is primarily the result of $70.6 million of one-time Transaction costs and losses on foreign exchange during the fourth quarter of 2022. The unfavorable variance is further driven by higher total compensation costs, foreign exchange impacts in Latin America, increased share-based compensation on mark-to-market movements, and increased third party service costs, all due to the higher activity levels for the Company.

Adjusted EBITDA

The Company’s results include items that are unique and items that Management and users of the financial statements adjust for when evaluating the Company’s results. The presentation of Adjusted EBITDA should not be considered in isolation from EBIT or EBITDA. Adjusted EBITDA may not be comparable to similar measures presented by other companies and should not be considered in isolation or as a replacement for measures prepared as determined under IFRS.

The Company defines Adjusted EBITDA as earnings before finance costs, taxes , and depreciation and amortization. Further adjustments for items that are unique or not in the normal course of continuing operations and increases the comparability across items within the financial statements or between periods of financial statements. An example of items that are considered unique are transaction costs, while items that increase comparability include stock-based compensation which fluctuates based on share price, which can be influenced based on items directly relevant to the current period of operations of the Company. Items the Company have considered in the past, but not limited to include transaction costs, share-based compensation, severance costs associated with restructuring activities, government grants, the impact of finance leases, impairments or gains on idle facilities and impairment of goodwill, which are unique, non-recurring and non-cash transactions, that are not indicative of the ongoing normal operations of the Company.

The Company modified its Adjusted EBITDA metric in the fourth quarter of 2022 to include the impact of finance leases. Where Enerflex is the lessor, leases are assessed upon commencement and classified as either an operating or finance lease. For finance leases, an upfront gain is recognized equal to the fair value of the equipment, or if lower, the present value of the minimum lease payments at a market rate of interest. Subsequent to this initial recognition, financing income is recognized reflecting a constant rate of return on the outstanding lease receivable from the end customer. The Company believes that the inclusion of finance leases in its Adjusted EBITDA calculation provides a better understanding of Enerflex’s cash generating capabilities and also improves comparability for similar assets with different contract terms.

M-6Enerflex Ltd. | 2022 Annual Report

Three months ended December 31, 2022
($ thousands)	Total	NAM	LATAM	EH
EBIT	$(44,747)	$(5,551)	$(22,632)	$(16,564)
Transaction and integration costs	56,502	30,092	14,206	12,204
Share-based compensation	11,683	6,921	2,622	2,140
Depreciation and amortization	62,644	23,211	18,565	20,868
Finance leases	61	21	663	(623)
Adjusted EBITDA[1]	$86,143	$54,694	$13,424	$18,025

1 Included in LATAM’s EBIT is a foreign exchange loss of $18.0 million based on the devaluation of the Argentine peso, caused by high inflation. The Company did recognize an offsetting interest income of $6.7 million from associated instruments that are not reflected in EBIT. If this interest income was presented in EBIT, Adjusted EBITDA for the three months ended December 31, 2022 would have been $20.1 million for LATAM and $92.8 million for Consolidated Enerflex.

Three months ended December 31, 2021
($ thousands)	Total	NAM	LATAM	EH
EBIT	$20,555	$9,368	$3,134	$8,053
Government grants in COGS and SG&A	(2,011)	(2,001)	-	(10)
Share-based compensation	(224)	31	42	(297)
Depreciation and amortization	23,168	13,288	6,807	3,073
Finance leases	(5,432)	106	-	(5,538)
Adjusted EBITDA	$36,056	$20,792	$9,983	$5,281

Twelve months ended December 31, 2022
($ thousands)	Total	NAM	LATAM	EH
EBIT	$(40,810)	$(28,414)	$(14,550)	$2,154
Transaction and integration costs	70,554	40,288	15,790	14,476
Share-based compensation	16,162	9,746	3,488	2,928
Depreciation and amortization	128,287	63,973	34,344	29,970
Impairment of goodwill	48,000	48,000	-	-
Finance leases	1,408	181	663	564
Adjusted EBITDA[1]	$223,601	$133,774	39,735	$50,092

1 Included in LATAM’s EBIT is a foreign exchange loss of $18.0 million based on the devaluation of the Argentine peso, caused by high inflation. The Company did recognize an offsetting interest income of $6.7 million from associated instruments that are not reflected in EBIT. If this interest income was presented in EBIT, Adjusted EBITDA for the twelve months ended December 31, 2022 would have been $46.4 million for LATAM and $230.3 million for Consolidated Enerflex.

Twelve months ended December 31, 2021
($ thousands)	Total	NAM	LATAM	EH
EBIT	$55,097	$18,712	$6,745	$29,640
Severance costs in COGS and SG&A	749	547	142	60
Government grants in COGS and SG&A	(16,361)	(16,351)	-	(10)
Share-based compensation	12,937	7,995	2,529	2,413
Depreciation and amortization	87,622	50,329	22,783	14,510
Finance leases	(4,991)	547	-	(5,538)
Adjusted EBITDA	$135,053	$61,779	$32,199	$41,075

Please refer to the section “Segmented Results” for additional information about results by geographic location.

M-7Enerflex Ltd. | 2022 Annual Report

ENGINEERED SYSTEMS BOOKINGS AND BACKLOG

Enerflex monitors its Engineered Systems bookings and backlog as indicators of future revenue generation and business activity levels. Bookings are recorded in the period when a firm commitment or order is received from customers. Bookings increase backlog in the period they are received, while revenue recognized on Engineered Systems products decreases backlog in the period the revenue is recognized.

The following tables set forth the Engineered Systems bookings and backlog by reporting segment:

	Three months ended December 31,		Twelve months ended December 31,
($ thousands)	2022	2021	2022	2021
Engineered Systems Bookings
NAM	$352,566	$189,012	$1,213,254	$582,724
LATAM	44,157	20,442	75,118	29,335
EH	18,350	114,928	24,511	156,644
Total bookings	$415,073	$324,382	$1,312,883	$768,703

($ thousands)	December 31, 2022	December 31, 2021
Engineered Systems Backlog
NAM	$1,074,151	$377,894
LATAM	52,825	24,221
EH	378,894	155,434
Total backlog	$1,505,870	$557,549

Reflecting continued operational momentum in its manufacturing business, Enerflex recorded strong bookings of $415.1 million and $1.3 billion during the three months and twelve months ended December 31, 2022. Fourth quarter 2022 bookings were the Company’s largest quarterly bookings since 2018. Significant increases from 2021 were primarily driven by higher bookings in NAM, while the year-over-year decrease in EH bookings is primarily resulted from a large, manufactured equipment booking being recorded in the fourth quarter of 2021.

The Engineered Systems backlog of $1.5 billion at December 31, 2022 has grown from December 31, 2021, as a result of the backlog acquired from Exterran, $588.5 million and the strong bookings outpacing revenue recognized in the period. The change in exchange rates resulted in a decrease in foreign currency-denominated backlog of $16.3 million during the three months ended December 31, 2022, and an increase of $35.5 million during the year ended December 31, 2022, compared to an increase of $0.9 million and $5.7 million in the same periods of 2021.

The global demand for natural gas remains robust, and Enerflex is well positioned to expand its Engineered Systems business by serving the growing natural gas markets in the Company’s key operating regions. However, continued volatility in commodity prices and recessionary fears could affect the Company’s ability to secure future bookings.

SEGMENTED RESULTS

Enerflex has three reportable operating segments: NAM, LATAM and EH, each of which are supported by Enerflex’s corporate function. Corporate overheads are allocated to the operating segments based on revenue. In assessing its operating segments, the Company considers economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used.

M-8Enerflex Ltd. | 2022 Annual Report

M-9Enerflex Ltd. | 2022 Annual Report

north america Segment Results

	Three months ended December 31,		Twelve months ended December 31,
($ thousands, except percentages)	2022	2021	2022	2021
Engineered Systems bookings	$352,566	$189,012	$1,213,254	$582,724
Engineered Systems backlog	1,074,151	377,894	1,074,151	377,894

Segment revenue	$443,006	$229,844	$1,303,885	$680,062
Intersegment revenue	(22,333)	(7,316)	(93,778)	(29,463)
Revenue	$420,673	$222,528	$1,210,107	$650,599
Revenue – Energy Infrastructure	$36,673	$27,518	$141,900	$103,096
Revenue – After-Market Services	$88,688	$60,700	$298,333	$215,876
Revenue – Engineered Systems	$295,312	$134,310	$769,874	$331,627
Operating income (loss)	$(9,081)	$8,843	$14,769	$18,041
EBIT	$(5,551)	$9,368	$(28,414)	$18,712
EBITDA	$17,660	$22,656	$35,559	$69,041
NAM revenue as a % of consolidated revenue	61.0%	69.2%	68.1%	67.8%
Operating income (loss) as a % of revenue	(2.2)%	4.0%	1.2%	2.8%
EBIT as a % of revenue	(1.3)%	4.2%	(2.3)%	2.9%
EBITDA as a % of revenue	4.2%	10.2%	2.9%	10.6%

NAM recorded Engineered Systems bookings of $352.6 million in the fourth quarter of 2022, which is a considerable increase of $163.6 million compared to the same period in the prior year. The increase is attributable to a large volume of bookings in both Canada and the USA. Increased bookings reflect improved activity levels in the oil and natural gas industry in Canada and the USA. Sold margins continue to increase on new bookings.

Revenue increased by $198.1 million and $559.5 million during the three and twelve months ended December 31, 2022 compared to the same periods last year. These increases are primarily due to higher Engineered Systems revenue on improved activity levels, a stronger opening backlog and continuing upward trend in bookings as well as the contribution from Exterran. After-Market Services revenues increased on strong parts sales, inflationary price adjustments and increased volume of work. Finally, Energy Infrastructure revenue was higher from increased contract compression utilizations, a larger fleet and improved pricing, as well as a non-recurring equipment sale of approximately $11.6 million during the third quarter of 2022, contributing to the increase over the prior year. Gross margin increased during the three and twelve months ended December 31, 2022 compared to last year, which is attributable to the increased activity and higher revenues generated by all product lines. During the year, the Company proactively worked with its customers and vendors, where possible, to mitigate supply chain challenges and inflationary pressures. As a result, the Company was able to trigger certain contract clauses to increase cost recoveries, rates, and pricing practices to better align with the current market environment.

SG&A was higher during the three and twelve months ended December 31, 2022 compared to the same periods last year as a result of allocated one-time Transaction costs, increased total compensation and higher share-based compensation.

The Company recorded an operating loss during the three months ended December 31, 2022 when compared to the same period in 2021, and lower operating income during the twelve months ended December 31, 2022 when compared to 2021. The decreases are due to the increase in SG&A, partially offset by the increased revenue generated by all three product lines.

At December 31, 2022, the USA contract compression fleet totaled approximately 397,000 horsepower. The average utilization of the USA contract compression fleet for the three months and twelve months ended December 31, 2022 was 95 percent and 94 percent, significant increases from 82 percent and 83 percent in the comparative periods in 2021 due to strengthening customer demand and improving market fundamentals.

NAM recognized a $48.0 million goodwill impairment in Canada during the third quarter of 2022 due to rising interest rates.

M-10Enerflex Ltd. | 2022 Annual Report

latin america Segment Results

	Three months ended December 31,		Twelve months ended December 31,
($ thousands, except percentages)	2022	2021	2022	2021
Engineered Systems bookings	$44,157	$20,442	$75,118	$29,335
Engineered Systems backlog	52,825	24,221	52,825	24,221

Segment revenue	$98,964	$33,576	$221,628	$106,160
Intersegment revenue	(399)	(29)	(434)	(95)
Revenue	$98,565	$33,547	$221,194	$106,065
Revenue – Energy Infrastructure	$76,801	$18,807	$129,723	$66,069
Revenue – After-Market Services	$16,923	$8,657	$38,057	$24,158
Revenue – Engineered Systems	$4,841	$6,083	$53,414	$15,838
Operating income (loss)	$(22,736)	$3,028	$(14,654)	$6,575
EBIT	$(22,632)	$3,134	$(14,550)	$6,745
EBITDA	$(4,067)	$9,941	$19,794	$29,528
LATAM revenue as a % of consolidated revenue	14.3%	10.4%	12.4%	11.0%
Operating income as a % of revenue	(23.1)%	9.0%	(6.6)%	6.2%
EBIT as a % of revenue	(23.0)%	9.3%	(6.6)%	6.4%
EBITDA as a % of revenue	(4.1)%	29.6%	8.9%	27.8%

Engineered Systems bookings were higher during the three and twelve months ended December 31, 2022 compared to the same period of 2021 by $23.7 million and $45.8 million, respectively. These increases were the result of increased activity in the segment, as well as favourable foreign exchange impacts.

During the three and twelve months ended December 31, 2022, LATAM revenues increased by $65.0 million and $115.1 million when compared to the same periods last year. Generally, the increase in revenue reflects the contribution of Exterran, especially in the Energy Infrastructure product line. Engineered Systems revenue for the fourth quarter of 2022 was lower than the same period in 2021 due to a smaller opening backlog position. After-Market Services revenues improved due to higher parts sales. Gross margins increased in the three and twelve months of 2022 compared to the same periods last year on higher overall revenues, partially offset by the impact of supply chain disruptions and inflation.

SG&A was higher during the three and twelve months ended December 31, 2022 compared to the same periods last year as a result of one-time Transaction costs, foreign exchange losses from the ongoing devaluation of the Argentine peso, increased total compensation, and higher share-based compensation.

The LATAM segment had an operating loss in the three and twelve months ended December 31, 2022 compared to operating income in the same periods of 2021. These losses are a result of higher SG&A, partially offset by much improved activity levels that resulted in higher revenues.

M-11Enerflex Ltd. | 2022 Annual Report

eastern hemisphere Segment Results

	Three months ended December 31,		Twelve months ended December 31,
($ thousands, except percentages)	2022	2021	2022	2021
Engineered Systems bookings	$18,350	$114,928	$24,511	$156,644
Engineered Systems backlog	378,894	155,434	378,894	155,434

Segment revenue	$173,022	$65,291	$349,247	$203,585
Intersegment revenue	(2,421)	(19)	(2,750)	(93)
Revenue	$170,601	$65,272	$346,497	$203,492
Revenue – Energy Infrastructure	$49,449	$41,905	$109,464	$109,488
Revenue – After-Market Services	$39,915	$21,497	$107,270	$87,342
Revenue – Engineered Systems	$81,237	$1,870	$129,763	$6,662
Operating income (loss)	$(16,561)	$8,053	$2,157	$29,675
EBIT	$(16,564)	$8,053	$2,154	$29,640
EBITDA	$4,304	$11,126	$32,124	$44,150
EH revenue as a % of consolidated revenue	24.7%	20.3%	19.5%	21.2%
Operating income (loss) as a % of revenue	(9.7)%	12.3%	0.6%	14.6%
EBIT as a % of revenue	(9.7)%	12.3%	0.6%	14.6%
EBITDA as a % of revenue	2.5%	17.0%	9.3%	21.7%

During the fourth quarter of 2022, the EH region successfully commenced operations on a previously announced finance lease project and a previously announced water infrastructure project. These projects will help provide further revenue stability in the region as we continue to support our customers.

Bookings in the fourth quarter of 2022 decreased to $18.4 million compared to $114.9 million in the comparable period. The year-over-year decrease is due to the booking of two large 10-year natural gas infrastructure contracts that were awarded in the fourth quarter of 2021, which did not repeat in the current quarter. EH’s backlog significantly increased in the fourth quarter of 2022 as a result of the addition from Exterran, however the increase was partially offset by the commencement of one of the aforementioned 10-year natural gas infrastructure contracts that were booked during the fourth quarter of 2021.

Revenue increased by $105.3 million and $143.0 million during the three and twelve months ended December 31, 2022 compared to the same periods last year. Generally, the increase in revenue reflects the contribution from Exterran’s operations in the fourth quarter of 2022. Additionally, higher Engineered Systems revenue from the commencement and recognition of a finance lease project. And After-Market Services revenues increased from higher customer maintenance activities and parts sales. Energy Infrastructure revenue increased during the fourth quarter of 2022, supported by the aforementioned water infrastructure project, and the contribution from the Exterran transaction. Energy Infrastructure revenue decreased for the full year of 2022 compared to 2021 due to the recognition of a larger finance lease project through the Energy Infrastructure product line in the prior year, partially offset by the addition of Exterran’s business. Gross margins in the three and twelve months ended December 31, 2022 were higher than the comparable periods in 2021 primarily due to increased revenue, partially offset by availability bonuses in 2021 that did not repeat.

SG&A was higher in the three and twelve months ended December 31, 2022 compared to the same periods in 2021. This unfavorable variance is the result of one-time transaction costs, increased share-based compensation on mark-to-market movements, and increased overall total compensation costs.

The EH segment reported an operating loss during the three months ended December 31, 2022 compared to operating income in the same period of 2021. These losses are a result of higher SG&A and a lower gross margin percentage from Exterran’s contracts. EH reported a lower operating income for the twelve months ended December 31, 2022 compared to last year as a result of higher revenues, partially offset by higher SG&A.

M-12Enerflex Ltd. | 2022 Annual Report

Gross Margin By Product Line

Each of Enerflex’s regional business segments participates in each of the three main product lines described above: Energy Infrastructure, After-Market Services and Engineered Systems.

The Company considers its Energy Infrastructure and After-Market Services product lines to be recurring in nature, given that revenues are typically contracted and extend into the future. The Company aims to diversify and expand Energy Infrastructure and After-Market Services offerings, which the Company believes offer longer-term stability in earnings compared to Engineered Systems revenue, which historically have been dependent on the cyclical demand for new compression, process, and electric power equipment. While individual Energy Infrastructure and After-Market Services contracts are subject to cancellation or have varying lengths, the Company does not believe these characteristics preclude these product lines from being considered recurring in nature.

The components of each product line's gross margins are disclosed in the tables below.

Three months ended December 31, 2022
($ thousands)	Total	Energy Infrastructure	After-Market Services	Engineered Systems
Revenue	$689,839	$162,923	$145,526	$381,390
Cost of goods sold:
Operating expenses	512,604	64,843	116,636	331,125
Depreciation and amortization	50,421	43,205	2,831	4,385
Gross margin	$126,814	$54,875	$26,059	$45,880
Gross margin %	18.4%	33.7%	17.9%	12.0%

Three months ended December 31, 2021
($ thousands)	Total	Energy Infrastructure	After-Market Services	Engineered Systems
Revenue	$321,347	$88,230	$90,854	$142,263
Cost of goods sold:
Operating expenses	245,908	44,951	73,927	127,030
Depreciation and amortization	20,109	12,577	3,552	3,980
Gross margin	$55,330	$30,702	$13,375	$11,253
Gross margin %	17.2%	34.8%	14.7%	7.9%

Twelve months ended December 31, 2022
($ thousands)	Total	Energy Infrastructure	After-Market Services	Engineered Systems
Revenue	$1,777,798	$381,087	$443,660	$953,051
Cost of goods sold:
Operating expenses	1,347,098	151,570	362,058	833,470
Depreciation and amortization	107,984	88,239	10,355	9,390
Gross margin	$322,716	$141,278	$71,247	$110,191
Gross margin %	18.2%	37.1%	16.1%	11.6%

M-13Enerflex Ltd. | 2022 Annual Report

Twelve months ended December 31, 2021
($ thousands)	Total	Energy Infrastructure	After-Market Services	Engineered Systems
Revenue	$960,156	$278,653	$327,376	$354,127
Cost of goods sold:
Operating expenses	682,574	110,107	264,133	308,334
Depreciation and amortization	75,360	54,758	10,679	9,923
Gross margin	$202,222	$113,788	$52,564	$35,870
Gross margin %	21.1%	40.8%	16.1%	10.1%

INCOME TAXES

The Company had an income tax expense of $10.3 million and $21.2 million for the three and twelve months ended December 31, 2022, compared to an income tax expense of $50.9 million and $56.6 million in the same periods of 2021. Income tax expense for 2022 was lower due to the reduction in taxable income driven by lower operating income. The decrease is partially offset by the goodwill impairment recognized during the year, and the impact of unrecognized losses in foreign jurisdictions.

acquisition of eXTERRAN

On October 13, 2022, the Company completed the previously announced acquisition of Exterran. Pursuant to the Transaction, Enerflex acquired all issued and outstanding Exterran common stock in exchange for 1.021 Enerflex common shares for each whole common stock of Exterran. Enerflex’s common shares continue to trade on the Toronto Stock Exchange (“TSX”) under the symbol “EFX”, and the Company commenced trading on the New York Stock Exchange (“NYSE”) under the symbol “EFXT” on October 13, 2022. The Company will remain headquartered in Calgary, Alberta, Canada.

As consideration for the Transaction, Enerflex issued 34,013,055 common shares with a fair value of $213.9 million, based on the October 12, 2022 closing share price of $6.29, as reported by the TSX. Enerflex also provided consideration of $8.6 million representing the fair value of vested stock-based compensation. Goodwill of approximately $139.4 million was generated as a result of the Transaction.

Headquartered in Houston, Texas, Exterran had approximately 3,000 employees with operations in the USA, Argentina, Bolivia, Brazil, Mexico, Bahrain, Iraq, Oman, Nigeria, the UAE, China, Indonesia, Singapore and Thailand. Exterran’s operations were very complementary to Enerflex as they provide processing, treating, compression and water treatment services through the operation of natural gas compression equipment, crude oil and natural gas production and process equipment and water treatment equipment through their contract operations line of business. In their after-market service business line, Exterran sold parts and components, and provided operations, maintenance, repair, overhaul, upgrade, start-up and commissioning and reconfiguration services that own their own oil and natural gas compression, production, treating and related equipment. And in their product sales, Exterran designed, engineered, manufactured, installed and sold equipment used in the treating and processing of crude oil, natural gas and water as well as natural gas compression packages. These were offered on either a contract operations basis or a sale basis.

Concurrent with the closing of the Transaction, Enerflex successfully closed its previously announced private offering of US$625 million aggregate principal amount of 9.00 percent senior secured notes due 2027 (the “Notes”). Enerflex used the net proceeds of approximately US$578 million of the Offering, together with its US$150 million three-year secured term loan facility, an initial draw under its US$700 million three-year secured revolving credit facility, and cash on hand, to fully repay the existing Enerflex and Exterran notes and revolving credit facilities and put in place a new debt capital structure. The balance of the Revolving Credit Facility will be used for committed capital expenditures and other general corporate purposes and will provide significant liquidity for Enerflex.

M-14Enerflex Ltd. | 2022 Annual Report

The Company is subject to covenants under its new structure, all calculated on a rolling four-quarter basis:

•
Senior secured net funded debt to EBITDA ratio not to exceed 2.5:1 for each quarter end;
•
Net funded debt to EBITDA ratio not to exceed 4.5:1 at each quarter end up to September 30, 2023, where the ratio will be adjusted to a maximum of 4.0:1 for each quarter after September 30, 2023; and
•
Interest coverage ratio for each quarter end not to be less than 2.5:1

Legal Proceedings

Upon closing of the Transaction, Enerflex assumed a legal dispute from Exterran. On January 31, 2022 the Local Labor Board of the State of Tabasco in Mexico (the "Labor Board") awarded a former employee MXN$2,151.7 million (CAD$149.2 million) in connection with a dispute relating to the employee’s severance pay following termination of their employment. On February 24, 2022 this decision was served on Exterran. In March 2015, this employee was terminated and was paid the undisputed portion of their severance pay, as determined by a local labor board. From March 2015 to the present, the former employee has challenged various aspects of the severance payment through court proceedings. The Company has prevailed in these earlier processes and certain facts of the dispute were established by court rulings, including the fact that the employee’s salary was approximately MXN$3,500 per day (US$170 per day at the prevailing exchange rate).

We believe the order of the Labor Board is in error and has no credible basis in law or fact. For instance, in 2017, the Labor Board ruled that the former employee was entitled to approximately MXN$1.4 million (approximately US$70,000 at the prevailing exchange rate) as severance based on an appellate court’s determination based on Company records that the employee’s salary was approximately MXN$3,500 per day. However, the Labor Board’s February 2022 order increased the amount the employee is owed to approximately US$120 million, an increase of over 170,000 percent, ignoring the actual salary that had been established and using approximately US$21,000 per day, an increase of over 12,000 percent and an amount the former employee never actually received while working for our subsidiary. Effectively, the Labor Board awarded the employee approximately 1,900 years of severance based on the correct wage rate.

Exterran appealed the decision, and the appeal is pending before the First Collegiate Court of the Tenth Circuit in Labor Matters, in Villahermosa, Tabasco. Among other errors that are the subject of the appeal is the Labor Board’s (a) violation of principles of res judicata by disregarding prior court decisions establishing that the former employee’s salary was roughly MXN$3,500 per day (US$170 per day at the prevailing exchange rate), (b) ignoring the applicable one-year statute of limitations in these types of matters, and (c) award of salary differences that were never part of the former employee's original or subsequent claims.

The Company is pursuing all available avenues to preserve its rights, including potentially asserting claims against the Mexican government should the First Collegiate Court of the Tenth Circuit in Labor Matters fail to reverse the Labor Board’s order.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

OUTLOOK

The underlying macro drivers for Enerflex’s business are robust, with the ongoing focus on global energy security and the growing need for low-emission natural gas resulting in significant demand for Enerflex’s energy infrastructure and energy transition solutions.

2023 Priorities

Following the completion of the Transaction, Enerflex’s focus has shifted to integration efforts and realizing the benefits identified through the evaluation process. The Company has identified US$60 million of annual run-rate synergies, which are expected to be captured within 12 to 18 months of the closing of the Transaction and be attained primarily through increased operational efficiencies and reductions in overhead. To date, Enerflex has captured approximately US$40 million of synergies.

In 2023, Enerflex will advance the following in-flight project in the Middle East toward completion:

•
The delivery of a modularized cryogenic natural gas processing facility that will be accounted for as a product sale. The facility, which experienced customer delays in 2022, has recently been reanimated and is now expected to be completed in 2024.

Three additional projects in the Middle East were recently completed:

M-15Enerflex Ltd. | 2022 Annual Report

•
A BOOM produced water facility that started operations in the fourth quarter of 2022, and is underpinned by a four-year take-or-pay contract with a national oil company.
•
A natural gas infrastructure asset that started operations in early 2023, and is underpinned by a 10-year take-or-pay contract with a national oil company.
•
A BOOM produced water facility that started operations in early 2023, and is underpinned by a 10-year take-or-pay contract with a joint venture between a national oil company and an international super-major oil and gas company. The project will commence generating contracted revenue upon introduction of hydrocarbons and water, which is expected to occur late in the first quarter of 2023.

Upon completion of the four projects, Enerflex anticipates generating significant excess cash flow, which will be used to strengthen the Company’s financial position. Enerflex expects to lower its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of 2023.

Additionally, work has recommenced on the modularized cryogenic natural gas processing facility that was temporarily suspended by the customer. The project will be accounted for as a product sale and is expected to be completed in 2024.

Once its debt reduction target has been met, Enerflex anticipates it will have the ability to deliver increased capital returns to shareholders and the optionality to profitably invest in strategic growth projects. The Company expects to continue paying its quarterly dividend of at least $0.025 per share and will continue to be disciplined in its investments and discretionary spending to protect its financial position.

2023 Guidance

To reflect Enerflex’s full-year 2022 results and updated completion dates of in-flight projects, , the Company has revised certain items of its 2023 guidance:

•
Enerflex reaffirms its expectations for Adjusted EBITDA for 2023. Deleveraging remains a top priority for Enerflex, with the Company continuing to expect that it will reduce its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of 2023.
•
Increased work-in-progress (“WIP”) for 2023 relates to the recommencement of work at the Cryogenic Facility, including restoration activities resulting from site inactivity.

	2023 Guidance
US$ millions, except ratios and percentages	August 10, 2022[1]	March 1, 2023

Annual run-rate synergies[2]	60	60
Adjusted EBITDA[2]	380 – 420	380 – 420
Bank-adjusted net debt to EBITDA[3]	<2.5x	<2.5x
Capital expenditures and WIP
Maintenance capital expenditures	40 – 50	40 – 50
WIP	–	40 – 50
Total non-discretionary expenses[4]	170 – 210	210 – 260
Accretion to shareholders[5]
Earnings per share[6]	20%	20%
Cash flow per share	11%	20%

1 See the previously announced transaction-related guidance in our MD&A for the three months ended June 30, 2022, dated August 10, 2022.

2 Synergy capture is subject to timing considerations of being realized within 12 to 18 months of Transaction close.

3 Calculated in accordance with the Company’s debt covenants, which permit the exclusion of Exterran’s bank-adjusted EBITDA for the trailing 12 months.

4 Includes capital expenditures and WIP, net working capital, finance costs, income taxes, and dividends.

5 Subject to potential purchase price allocation adjustments.

6 Excludes amortization of refinancing costs and amortization of intangible assets.

M-16Enerflex Ltd. | 2022 Annual Report

Energy Transition

As the transition to a lower-carbon economy continues to unfold, Enerflex is collaborating with customers to advance projects that decarbonize and electrify operations and support infrastructure for RNG, biofuels, and new hydrogen solutions. In the USA, the roll-out of the Inflation Reduction Act has accelerated the development of numerous carbon capture projects, growing the opportunity set for Enerflex given its expertise in delivering modularized engineer-to-order process solutions. Enerflex also continues to evaluate carbon capture and other low-carbon solutions through piloting activities with a number of its Canadian customers.

Over the long term, Enerflex will continue to evaluate and create paths that will allow for participation in developing and growing markets, which is expected to shape the energy transition landscape of the next several decades.

Outlook by Segment

North America

Capital discipline continues to be at the forefront for North American upstream E&P companies, particularly in the context of potential inflationary impacts to input costs. Early 2023 capital expenditure guidance set by upstream E&P companies indicates that production will grow modestly year-over-year. In the USA, natural gas production growth is expected to be driven by the Haynesville, Permian, and Marcellus Basins. In Canada, the recent resolution of outstanding issues between the Blueberry River First Nations and the Government of British Columbia has provided clarity on future resource development in the province; however, the pace at which activity levels return to historical levels is still unknown. Over the medium term, the Company anticipates that future LNG exports associated with LNG Canada Phase 1 will be a positive tailwind for Enerflex’s Canadian business.

Given the strong demand profile for natural gas and LNG exports in the USA, Enerflex anticipates that utilization rates for its contract compression fleet will remain elevated and that sold margins on new Engineered Systems bookings will continue to expand from current levels. The Exterran Cryogenic product line is also expected to be a synergistic revenue-generating business in the region.

The Company expects that the recent increase in After-Market Services-related activities across the region continues into 2023, including overhaul and retrofitting activities.

Latin America

With its expanded Energy Infrastructure platform, Enerflex expects continued stability within its recurring businesses in Latin America. In the near term, the Company will look to increase its contract compression fleet utilization through re-contracting and redeployment of idle fleet to meet rising local demand. Over the longer term, many nations throughout the region have indicated a growing need for reliable power and a desire to reduce their overall dependency on imported natural gas, which Enerflex expects will be a constructive market driver for the Company.

Eastern Hemisphere

As Middle Eastern nations respond to the increasing need for reliable power, Enerflex continues to observe significant demand for larger-scale, long-term energy infrastructure assets and ITK projects. With two large projects recently completed and two in-flight projects being advanced toward completion, Enerflex’s near-term focus in the Middle East is strong operational execution and delivering cost improvements within existing operations. Enerflex continues to explore new markets and opportunities requiring modular solutions to bolster cash flow stability in the region.

In Australia, a strong LNG export market, as well as recent legislation surrounding emissions-reduction targets for the nation, is expected to strengthen the demand for natural gas and energy transition solutions in the region.

M-17Enerflex Ltd. | 2022 Annual Report

ENERFLEX STRATEGY

Enerflex’s Vision of Transforming Energy for a Sustainable Future is supported by a long-term strategy that is founded upon the following key pillars: technical excellence in modularized energy solutions; profitable growth achieved through vertically integrated and geographically diverse product offerings; financial strength and discipline; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of the Company’s capital allocation priorities and decisions, Enerflex has managed a resilient business to create shareholder value over its 40-plus-year history.

Enerflex delivers energy infrastructure and energy transition solutions across the globe by leveraging its enhanced presence in growing natural gas markets. The Company’s vertically integrated suite of product offerings includes processing, cryogenic, compression, electric power, and produced water solutions, spanning all phases of a project’s lifecycle, from front-end engineering and design to after-market service. Enerflex has proven expertise in delivering low-carbon solutions, including carbon capture utilization and storage, electrification, RNG, and hydrogen solutions, and works closely with its customers to help facilitate global decarbonization efforts.

Enerflex will continue to build an increasingly resilient and sustainable business through its Energy Infrastructure and After-Market Services product lines over the long term, stabilizing cash flows and reducing cyclicality in the business.

To support its overarching corporate strategy, Enerflex has developed region-specific strategies:

North America

In North America, Enerflex provides natural gas solutions to support the development of upstream resources and the midstream infrastructure required to meet local demand. Enerflex benefits from a growing LNG export industry in the USA and anticipates that a future LNG export industry in Canada will provide additional opportunities for the Company.

•
Energy Infrastructure: In the USA, Enerflex profitably invests in the organic expansion of its contract compression fleet by engineering, designing, fabricating, and operating compression units to customers on a contracted basis. Enerflex focuses on natural gas compression packages and electric power equipment rentals in Canada.
•
After-Market Services: Enerflex services a large installed base of compression solutions across key resource plays in the USA and, in Canada, looks to secure long-term service and maintenance contracts with customers.
•
Engineered Systems: Enerflex engineers, designs, fabricates, and sells modularized processing, cryogenic, compression, electric power, and carbon capture solutions.

Latin America

In Latin America, Enerflex focuses primarily on long-term growth opportunities through energy infrastructure ownership and its contract compression fleet.

•
Energy Infrastructure: Enerflex targets long-term BOOM solutions and other infrastructure leases of varying size and scope to support the Company’s ongoing strategy to grow the recurring nature of its business.
•
After-Market Services: Leveraging its large Energy Infrastructure and Engineered Systems footprint, Enerflex continues to grow its after-market service capabilities.
•
Engineered Systems: Enerflex delivers electric power solutions to meet the rising need for reliable power, and engineers, designs, compression and processing solutions which require construction and installation support at site.

Eastern Hemisphere

Across the Eastern Hemisphere region, Enerflex focuses primarily on long-term growth opportunities through energy infrastructure ownership.

•
Energy Infrastructure: Enerflex targets long-term BOOM solutions and other infrastructure leases of varying size and scope to support the Company’s ongoing strategy to grow the recurring nature of its business.
•
After-Market Services: Leveraging its large Energy Infrastructure and Engineered Systems footprint to grow its after-market service capabilities.
•
Engineered Systems: Enerflex delivers electric power solutions to meet the rising need for reliable power, and engineers, designs, and manufactures compression and processing solutions which require construction and installation support at site.

M-18Enerflex Ltd. | 2022 Annual Report

DEFINITIONS

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Refer to the Non-IFRS Measures section of this MD&A.

Bookings and Backlog

Bookings and backlog are monitored by Enerflex as an indicator of future revenue and business activity levels for the Engineered Systems product line. Bookings are recorded in the period when a firm commitment or order is received from customers. Bookings increase backlog in the period that they are received. Revenue recognized on Engineered Systems products decreases backlog in the period that the revenue is recognized. Accordingly, backlog is an indication of revenue to be recognized in future periods using percentage-of-completion accounting. Revenue from contracts that have been classified as finance leases for newly built equipment is recorded as Engineered Systems bookings. The full amount of revenue is removed from backlog at the commencement of the lease.

Recurring Revenue

Recurring revenue is defined as revenue from the Energy Infrastructure and After-Market Services product lines, as well as the impact of finance leases where Enerflex is the lessor by removing margin recognized on commencement and the non-cash interest income earned, and adding the cash received from the customer. These revenue streams are typically contracted and extend into the future, rather than only being recognized as a single transaction. Energy Infrastructure revenues relate to compression, processing, and electric power equipment. After-Market Services revenues are derived from the ongoing maintenance of equipment that produces gas over the life of a field. Conversely, revenue from the Company’s Engineered Systems product line are for the manufacturing and delivery of equipment and are non-recurring once the goods are delivered. While the contracts are subject to cancellation or have varying lengths, the Company does not believe that these characteristics preclude them from being considered recurring in nature.

Operating Income

Operating income assists the reader in understanding the net contributions made from the Company’s core businesses after considering SG&A. Each operating segment assumes responsibility for its operating results as measured by, amongst other factors, operating income, which is defined as income before income taxes, interest (or finance) costs (net of interest income), equity earnings or loss, and gain or loss on sale of assets. Financing and related charges are not attributable to business segments on a meaningful basis. Business segments and income tax jurisdictions are not synonymous, and it is believed that the allocation of income taxes distorts the historical comparability of the operating performance of business segments.

EBIT

EBIT provides the results generated by the Company’s primary business activities prior to consideration of how those activities are financed or taxed in the various jurisdictions in which the Company operates.

EBITDA

EBITDA provides the results generated by the Company’s primary business activities prior to consideration of how those activities are financed, how its assets are amortized, or how the results are taxed in various jurisdictions.

Net Debt to EBITDA

Net debt is defined as short- and long-term debt less cash and cash equivalents at the end of the period which is then divided by EBITDA for the trailing 12 months.

ROCE

ROCE is a measure to analyze operating performance and efficiency of the Company’s capital allocation process. The ratio is calculated by taking EBIT for the 12-month trailing period divided by capital employed. Capital employed is debt and equity less cash for the trailing four quarters.

M-19Enerflex Ltd. | 2022 Annual Report

NON-IFRS MEASURES

Enerflex measures its financial performance using several key financial performance indicators, some of which do not have standardized meanings as prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These non-IFRS measures are also used by Management in its assessment of relative investments in operations and include Engineered Systems bookings and backlog, recurring revenue, EBITDA, net debt to EBITDA ratio, and ROCE, and should not be considered as an alternative to net earnings or any other measure of performance under IFRS. The reconciliation of these non-IFRS measures to the most directly comparable IFRS measure is provided below where appropriate. Engineered Systems bookings and backlog do not have a directly comparable IFRS measure.

	Three months ended December 31,		Twelve months ended December 31,
($ thousands)	2022	2021	2022	2021
EBITDA and Adjusted EBITDA
EBIT	$(44,747)	$20,555	$(40,810)	$55,097
Depreciation and amortization	62,644	23,168	128,287	87,622
EBITDA	$17,897	$43,723	$87,477	$142,719
Adjusted EBITDA[1]	86,143	36,056	223,601	135,053

Recurring Revenue
Energy Infrastructure	$162,923	$88,230	$381,087	$278,653
After-Market Services	145,526	90,854	443,660	327,376
Impact of Finance leases	11,036	(20,593)	18,939	(20,152)
Total Recurring Revenue	$319,485	$158,491	$843,686	$585,877

ROCE
Trailing 12-month EBIT	$(40,810)	$55,097	$(40,810)	$55,097

Capital employed – beginning of period
Net debt[2]	$169,626	$243,030	$158,664	$294,036
Shareholders’ equity	1,419,844	1,394,047	1,353,754	1,396,695
	$1,589,470	$1,637,077	$1,512,418	$1,690,731
Capital employed – end of period
Net debt[2]	$1,136,549	$158,664	$1,136,549	$158,664
Shareholders’ equity	1,542,908	1,353,754	1,542,908	1,353,754
	$2,679,457	$1,512,418	$2,679,457	$1,512,418

Average capital employed[3]	$1,848,678	$1,595,281	$1,848,678	$1,595,281
ROCE	(2.2)%	3.5%	(2.2)%	3.5%

1 Please refer to the “Adjusted EBITDA” section of this MD&A.

2 Net debt is defined as short- and long-term debt less cash and cash equivalents.

3 Based on a trailing four-quarter average.

M-20Enerflex Ltd. | 2022 Annual Report

Distributable Cash Flow

The Company has introduced a new key performance indicator for distributable cash flow. Distributable cash flow may not be comparable to similar measures presented by other companies as it does not have a standardized meaning under IFRS. Management has adopted this non-IFRS measure as a way to help users of the financial statements assess the level of free cash generated and to fund other non-operating activities such as capital expenditures, dividends and payments to creditors.

The Company defines distributable cash flow as cash provided by operating activities adjusted for the net change in working capital and other, less maintenance capital expenditures and lease payments. The following tables reconciles distributable cash flow to the most directly comparable IFRS measure, cash provided by operating activities:

	Three months ended December 31,		Twelve months ended December 31,
($ thousands)	2022	2021	2022	2021
Cash provided by (used in) operating activities	$(16,330)	$123,750	$19,768	$208,194
Add (deduct):
Net change in working capital and other	14,994	(88,798)	71,318	(82,937)
	$(1,336)	$34,952	$91,086	$125,257
Maintenance capital expenditures	(19,669)	(5,357)	(30,373)	(11,945)
Leases	(4,801)	(4,324)	(15,758)	(14,215)
Distributable cash flow[1]	$(25,806)	$25,271	$44,955	$99,097

1 If the Company were to add back the non-recurring transaction and integration costs incurred in relation to the Exterran Transaction of $56.5 million and $70.6 million for the three and twelve months ended December 31, 2022, distributable cash flow would be $30.7 million and $115.5 million for the same periods.

CAPITAL EXPENDITURES AND EXPENDITURES FOR FINANCE LEASES

Enerflex distinguishes capital expenditures invested in energy infrastructure equipment as either growth or maintenance. Growth expenditures are intended to expand the Company’s energy infrastructure fleet, while maintenance expenditures are necessary costs to continue utilizing existing energy infrastructure equipment. The Company also incurred costs related to the construction of energy infrastructure assets determined to be finance leases. These costs are accounted for as work-in-progress related to finance leases, and once the project is completed and enters service, it is reclassified to COGS. Capital expenditures and expenditures for finance leases are shown in the table below:

	Three months ended December 31,		Twelve months ended December 31,
($ thousands)	2022	2021	2022	2021
Additions to property, plant and equipment	$3,132	$1,305	$8,043	$5,154
Additions to energy infrastructure assets:
Growth	46,821	11,468	77,424	40,242
Maintenance	19,669	5,357	30,373	11,945
Total capital expenditures	$69,622	$18,130	$115,840	$57,341
Expenditures for finance leases	$14,526	$13,037	$74,543	$36,169
Total capital expenditures and expenditures for finance leases	$84,148	$31,167	$190,383	$93,510

M-21Enerflex Ltd. | 2022 Annual Report

FINANCIAL POSITION

The following table outlines significant changes in the consolidated statements of financial position as at December 31, 2022 compared to December 31, 2021:

($ millions)	Increase (Decrease)	Explanation
Current assets	$736.3

The increase in current assets is primarily due to significantly higher inventories and accounts receivable, work-in-progress related to finance leases and cash and cash equivalents primarily from the acquisition of Exterran’s current assets, increased activity levels, and foreign exchange from the strengthened US dollar.

Contract assets	$223.2	The non-current portion of contract assets is from the addition of Exterran, and represents amounts to be billed to customers more than 12 months from the date of the balance sheet.
Energy infrastructure assets	$640.0

Energy infrastructure assets increased primarily due to the acquisition of Exterran’s energy infrastructure assets, and organic investments in the Company’s energy infrastructure fleet. The increases were offset by depreciation, disposals, and impairments.

Finance leases receivable	$146.4

The increase in the long-term portion of finance leases receivable is due to the recognition of two 10-year natural gas infrastructure project in the Middle East that began operations during the current year, as well as the addition of finance leases from Exterran, and the impact of foreign exchange from the strengthened US dollar.

Intangible assets	$92.7	The increase in intangible assets is the result of certain customer relationships and contracts, and software acquired from Exterran, partially offset by amortization.
Goodwill	$113.1

The increase in goodwill is due to the addition of the preliminary calculated goodwill on the Exterran Transaction and foreign exchange from the strengthened US dollar, offset by the impairment of goodwill in Canada in the third quarter of 2022 due to movements in interest rates.

Current liabilities	$783.5

The increase in current liabilities is primarily due to movements in accounts payable and accrued liabilities, and deferred revenues, driven by increased activity levels and the assumption of current liabilities from Exterran, as well as foreign exchange from the strengthened US dollar.

Long-term debt	$1,031.8

The increase in long-term debt is primarily due to the issuance of new Notes, Term Loan and Revolving Credit Facility, which the Company used to extinguish the assumed Exterran debt as well as Enerflex’s existing debt, including its previous Notes, the Bank Facility and Asset-Based Facility. The increase is partially offset by the recognition of deferred transaction costs.

Total shareholders’ equity	$189.2

Total shareholders’ equity increased primarily due to the shares issued on the Transaction, $213.9 million, $84.2 million impact on unrealized gains on the translation of foreign operations and the impact of stock options, $1.8 million, offset by net loss of $100.9 million and dividends of $9.8 million.

M-22Enerflex Ltd. | 2022 Annual Report

LIQUIDITY

The Company expects that cash flows from operations in 2022, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital and capital assets. As at December 31, 2022, the Company held cash and cash equivalents of $253.8 million and had cash drawings of $662.4 million against the Revolving Credit Facility and Term Loan, leaving the Company with significant liquidity and access to $313.8 million for future drawings. The Company continues to meet the covenant requirements of its funded debt, including the Revolving Credit Facility, Term Loan and Notes, with a senior secured net funded debt to EBITDA ratio of 1.1:1, compared to a maximum ratio of 2.5:1, and a bank-adjusted net debt to EBITDA ratio of 3.3:1, compared to a maximum ratio of 4.5:1. The Company also finished the year with an interest coverage ratio of 4.4:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

Summarized Statements of Cash Flow

	Three months ended December 31,		Twelve months ended December 31,
($ thousands)	2022	2021	2022	2021
Cash and cash equivalents, beginning of period	$198,787	$102,273	$172,758	$95,676
Cash provided by (used in):
Operating activities	(16,330)	123,750	19,768	208,194
Investing activities	54,184	(35,519)	43,248	(48,861)
Financing activities	20,730	(19,040)	11,854	(80,456)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(3,595)	1,294	6,148	(1,795)
Cash and cash equivalents, end of period	$253,776	$172,758	$253,776	$172,758

Operating Activities

For the three and twelve months ended December 31, 2022, cash provided by (used in) operating activities was lower than the comparative period, primarily driven by net changes in working capital, and a significant net loss due to higher SG&A from Exterran and related Transaction costs. Movements in the net change in working capital are explained in the “Financial Position” section of this MD&A.

Investing Activities

Cash provided by investing activities for the three and twelve months ended December 31, 2022 is higher when compared to the same periods in 2021 primarily due to the cash acquired from the Transaction, partially offset by increased capital expenditures on energy infrastructure assets and increased investment in associates and joint ventures.

Financing Activities

Cash provided by financing activities is higher for the three and twelve months ended December 31, 2022 compared to the previous year primarily due to the issuance of new Notes and Term Loan and the net proceeds on the Revolving Credit Facility, partially offset by the repayment of Enerflex’s previous Notes and Bank and Asset-Based Facilities.

M-23Enerflex Ltd. | 2022 Annual Report

QUARTERLY SUMMARY

($ thousands, except per share amounts)	Revenue	Net earnings (loss)	Earnings (loss) per share – basic	Earnings (loss) per share – diluted
December 31, 2022	$689,839	$(81,118)	$(0.68)	$(0.68)
September 30, 2022	392,813	(32,808)	(0.37)	(0.37)
June 30, 2022	372,077	13,352	0.15	0.15
March 31, 2022	323,069	(369)	(0.00)	(0.00)
December 31, 2021	321,347	(32,707)	(0.36)	(0.36)
September 30, 2021	231,097	6,958	0.08	0.08
June 30, 2021	204,507	4,291	0.05	0.05
March 31, 2021	203,205	3,003	0.03	0.03
December 31, 2020	298,837	32,668	0.36	0.36
September 30, 2020	265,037	10,736	0.12	0.12
June 30, 2020	287,438	7,415	0.08	0.08
March 31, 2020	365,740	37,438	0.42	0.42

Selected Annual Information

($ thousands, except per share amounts)	Total Assets	Total Non-Current Financial Liabilities	Cash Dividends Declared Per Share
December 31, 2022	$4,269,589	$1,363,237	$0.100
December 31, 2021	2,191,442	331,422	0.085
December 31, 2020	2,179,576	349,712	0.175

RISK FACTORS

An investment in Enerflex Common Shares involves a number of risks including, but not necessarily limited to, those set forth below.

Energy Prices, Industry Conditions, and the Cyclical Nature of the Energy Industry

The industry in which Enerflex operates is highly reliant on the levels of capital expenditures made by oil and gas producers and explorers. The capital expenditures of these companies, along with those midstream companies who service these oil and gas explorers and producers, impact the demand for Enerflex’s equipment and services. Capital expenditure decisions are based on various factors, including but not limited to: demand for hydrocarbons and prices of related products; exploration and development prospects in various jurisdictions; reserve production levels; oil and natural gas prices; regulatory compliance; and access to capital, none of which can be accurately predicted. Any downturn in commodity prices may lead to reduced levels of capital expenditures, which may negatively impact the demand for the products and services that Enerflex offers. Even the perception of lower oil or gas prices over the long term can result in a decision to cancel or postpone exploration and production capital expenditures, which may lead to reduced demand for products and services offered by Enerflex. If economic conditions or international markets decline unexpectedly and oil and gas producing customers decide to cancel or postpone major capital expenditures, the Company’s business may be adversely impacted.

The supply and demand for oil and gas is influenced by a number of factors, including political, economic, or military circumstances throughout the energy producing regions of the world. This has been highlighted over the past year with the Russian invasion of Ukraine which is continuing to have wide ranging consequences on the world economy. As Russia is a major exporter of oil and natural gas, the disruption of supply from Russia has triggered a significant and worldwide supply shortage resulting in significant and rapid commodity price increases which has heightened many of the other risks described in this “Risk Factors” section. As the Russian-Ukraine conflict continues, the impact to the Enerflex business is difficult to predict and depends on many factors that are evolving and not within the control of Enerflex and such impact could have a material adverse effect on the Company’s business, financial condition, and results of operations.

M-24Enerflex Ltd. | 2022 Annual Report

Competition

The business in which Enerflex operates is highly competitive with lower barriers to entry for natural gas processing and compression services, contract compression, the processing and compression fabrication business, and the produced water business. Several companies target the same customers as Enerflex in markets where margins can be low and contract negotiations can be challenging. Enerflex has several competitors in all aspects of its business, both domestically and abroad. Some of these competitors, particularly in the Energy Infrastructure and Engineered Systems product lines, are large, multi-national companies who may be able to adapt more quickly to technological changes within the industry or changes in economic and market conditions, more readily take advantage of acquisitions and other opportunities, and adopt more aggressive pricing policies. In addition, the Company could face significant competition from new entrants. Some of Enerflex’s existing competitors or new entrants may expand or fabricate new equipment that would create additional competition for the products, equipment, or services that Enerflex offers to customers. Further, the Company may not be able to take advantage of certain opportunities or make certain investments because of capital constraints, debt levels, and other obligations.

Any of these competitive pressures could have a material adverse effect on the Company’s business, financial condition, and results of operations. See “Description of the Business – Competitive Conditions”.

Project Execution Risk

Enerflex engineers, designs, manufactures, constructs, commissions, operates, and services systems that process and/or compress products in a gaseous state. Enerflex's expertise encompasses field production facilities, gas compression and processing plants, gas lift compression, refrigeration systems, and electric power equipment, primarily serving the natural gas production industry. The Company participates in some projects that have a relatively larger size and scope than the majority of its projects, which may translate into more technically challenging conditions or performance specifications for its products and services. These projects typically specify delivery dates, performance criteria, and penalties for the failure to perform. The Company's ability to profitably execute on these solutions for customers is dependent on numerous factors which include, but are not limited to: changes in project scope; the availability and timeliness of external approvals and other required permits; skilled labor availability and productivity; availability and cost of materials, parts, and services; the accuracy of design, engineering, and construction; the ability to safely access the job site; and the availability of contractors to support execution of the Company’s scope on these projects. Any failure to execute on these larger projects in a timely and cost-effective manner could have a material adverse effect on the business, financial condition, results of operations, and cash flows of the Company.

The Company pursues continuous improvement initiatives to achieve accurate, complete, and timely provision of deliverables. Nonetheless, project risks can translate into performance issues and project delays, as well as project costs exceeding cost estimates. While the Company will assess the recoverability of any cost overruns, there can be no assurance that these costs will be reimbursed, which may result in a material adverse effect on the Company's business, financial condition, results of operations, and cash flows.

Climate Change Risks

Regulatory and Policy Risks

Climate change policy is quickly evolving at regional, national, and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place. While Enerflex does not currently exceed the applicable thresholds for emissions-reduction initiatives in its jurisdictions of operations, there is a global trend in recent periods towards greater regulation of GHG emissions. Although it is not possible at this time to predict how new laws or regulations would impact the Company’s business, any such future requirements imposing carbon pricing schemes, carbon taxes, or emissions-reduction obligations on the Company’s energy infrastructure, equipment, and operations could require it to incur costs to reduce emissions or to purchase emission credits or offsets, and may cause delays or restrictions in its ability to offer its products and services. Failure to comply with such laws and regulations could result in significant liabilities or penalties being imposed on Enerflex. There is also a risk that Enerflex could face claims initiated by third parties relating to climate or related laws and regulations. Any such claims, laws or regulations could also increase the costs of compliance for Enerflex’s customers, and thereby negatively impact demand for the Company’s products and services. The direct or indirect costs of such claims, and compliance with such laws or regulations may have a material adverse effect on the business, financial condition, results of operations, and prospects of the Company.

Physical Risks

There has been public discussion that climate change may be associated with extreme weather conditions such as more intense hurricanes, flooding, droughts, forest fires, thunderstorms, tornados, and snow or ice storms, as well as rising sea levels and other acute (event-driven) and chronic (long-term) climate events. Another possible consequence of climate change is increased volatility

M-25Enerflex Ltd. | 2022 Annual Report

in seasonal temperatures with some studies suggesting that climate change could cause some areas to experience temperatures substantially colder or warmer than their historical averages.

To the extent there are significant climate changes in the markets Enerflex serves or areas where Company assets reside, Enerflex could incur increased costs, its assets could be damaged, operations could be materially impacted (for instance, shut-down requirements), there may be health implications for its employees, and its customers may experience operational disruptions causing reduced demand for the Company’s products. At this time, the Company is unable to determine the extent to which climate change may affect its operations.

Technological Risks

Demand for the Company's products may also be affected by the development and demand for new technologies in response to global climate change. Many governments provide, or may in the future provide, tax incentives and other subsidies to support the use and development of alternative energy technologies. Technological advances and cost declines in alternative energy sources (such as hydrogen and renewables), electric grids, electric vehicles, and batteries may reduce demand for hydrocarbons, which could lead to a lower demand for the Company’s low-carbon products and services. If customer preferences shift, the Company may also be required to develop new technologies, requiring significant investments of capital and resources, which may or may not be recoverable in the marketplace and which could result in certain products becoming less profitable or uneconomic. At this time, the Company is unable to determine the extent to which such technological risks may detrimentally impact its business prospects, financial condition, and operations.

ESG and Investor Sentiment

A number of factors, including the impact of oil and natural gas operations on the environment, the effects of the use of hydrocarbons on climate change, ecological damage relating to spills of petroleum products during production and transportation, and human rights, have affected certain investors' sentiments towards investing in the oil and natural gas industry. As a result of these concerns, some institutional, retail, and governmental investors have announced that they are no longer willing to fund or invest in companies in the oil and natural gas industry or are reducing the amount of their investment over time. Any reduction in the investor base interested or willing to invest in the oil and natural gas industry may result in limiting Enerflex’s access to capital, increasing its cost of capital, and decreasing the price and liquidity of Enerflex’s securities.

In addition, practices and disclosures relating to ESG matters (including but not limited to governance practices, climate change and emissions, diversity and inclusion, data security and privacy, ethical sourcing, and water, waste, and ecological management) are attracting increasing scrutiny by stakeholders. Certain stakeholders are requesting that issuers develop and implement more robust ESG policies and practices. Developing and implementing such policies and practices can involve significant costs and require a significant time commitment from the Board of Directors, EMT, and employees of Enerflex. Failing to implement the policies and practices, as requested, or expected by Enerflex’s stakeholders, may result in such investors reducing their investment in Enerflex, or not investing in Enerflex at all. The Company’s response to addressing ESG matters, and any negative perception thereof can also impact Enerflex’s reputation, business prospects, ability to hire and retain qualified employees, and vulnerability to activist shareholders. Such risks could adversely affect Enerflex’s business, future operations, and profitability.

Compliance with HSE Regulations

The Company and many of its customers are subject to a variety of federal, provincial, state, local, and international laws and regulations relating to HSE. These laws and regulations are complex, subject to periodic revision, and are becoming increasingly stringent. The cost of compliance with these requirements may increase over time, thereby increasing the Company’s operating costs or negatively impacting the demand for the Company’s products and services. Failure to comply with these laws and regulations may result in reputational damage, as well as the imposition of administrative, civil, and criminal enforcement measures, including assessment of monetary penalties, imposition of remedial requirements, and issuance of injunctions as to future compliance.

Compliance with environmental laws is a priority across Enerflex operations and in the manufacturing of the Company's products, as the Company uses and stores hazardous substances in its operations. In addition, many of the Company’s current and former properties are or have been used for industrial purposes. Certain environmental laws may impose joint and several and strict liability for environmental contamination, which may render the Company liable for remediation costs, natural resource damages, and other damages as a result of Company conduct or the conduct of, or conditions caused by, prior owners or operators or other third parties. In addition, where contamination may be present, it is possible that neighbouring landowners and other third parties may file claims for personal injury, property damage, and recovery of response costs. Remediation costs and other damages arising as a result of environmental laws and regulations could be substantial and could negatively impact financial condition, profitability, and results of operations.

M-26Enerflex Ltd. | 2022 Annual Report

Enerflex may need to apply for or amend facility permits or licenses from time to time with respect to storm water, waste handling, or air emissions relating to manufacturing activities or equipment operations, which may subject Enerflex to new or revised permitting conditions. These permits and authorizations may contain numerous compliance requirements, including monitoring and reporting obligations and operational restrictions, such as emission limits, which may be onerous or costly to comply with. Given the large number of jurisdictions and facilities in which Enerflex operates, and the numerous environmental permits and other authorizations that are applicable to its operations, the Company may occasionally identify or be notified of technical violations of certain compliance requirements and could be subject to penalties related thereto.

The adoption of new HSE laws or regulations, or more vigorous enforcement of existing laws or regulations, may also negatively impact Enerflex’s customers and demand for the Company’s products and services, which in turn would have a negative impact on the Company’s financial results and operations.

The Company is also subject to various federal, provincial, state, and local laws and regulations relating to safety and health conditions in its manufacturing facilities and other operations. Those laws and regulations may also subject the Company to material financial penalties or liabilities for any noncompliance, as well as potential business disruption if any of its facilities, or a portion of any facility, is required to be temporarily closed as a result of any violation of those laws and regulations. Any such financial liability or business disruption could have a material adverse effect on the Company's projections, business, results of operations, and financial condition. See “Risk Factors – Health and Safety Risks”.

Inflationary Pressures

Strong economic conditions and competition for available personnel, materials, and major components may result in significant increases in the cost of obtaining such resources. To the greatest extent possible, Enerflex passes such cost increases on to its customers and attempts to reduce these pressures through proactive supply chain and human resource practices. Should these efforts not be successful, the gross margin and profitability of Enerflex could be adversely affected.

Interest Rate Risk

The Company's liabilities include long-term debt that may be subject to fluctuations in interest rates. The Company's 9.00% Notes outstanding at December 31, 2022 are at fixed interest rates and therefore will not be impacted by fluctuations in market interest rates. The Company's Revolving Credit Facility and Term Loan, however, are subject to changes in market interest rates. As at December 31, 2022 the Company had $662.4 million of indebtedness that is effectively subject to floating interest rates. Changes in economic conditions outside of Enerflex’s control could result in higher interest rates, thereby increasing Enerflex’s interest expense which may have a material adverse impact on Enerflex’s financial results, financial condition, or ability to declare and pay dividends. See “Dividends – Restrictions on Paying Dividends”.

For each one per cent change in the rate of interest on the Revolving Credit Facility and Term Loan, the change in interest expense for the twelve months ended December 31, 2022 would be approximately $4.6 million. All interest charges are recorded in finance costs on the consolidated statements of earnings. Any increase in market interest rates could have a material adverse impact on the Company's financial results, financial condition, or ability to declare and pay dividends.

International Operations

Enerflex's operations in countries outside of North America account for a significant amount of the Company’s revenue. Enerflex is exposed to risks inherent in conducting international operations, including, but not limited to: social, political, and economic instability; changes in foreign government policies, laws, regulations, and regulatory requirements, or the interpretation, application and/or enforcement thereof; tax increases or changes in tax laws or in the interpretation, application and/or enforcement thereof; difficulties in staffing and managing foreign operations including logistical, safety, security, and communication challenges; difficulties, delays, and expenses that may be experienced or incurred in connection with the movement and clearance of personnel and goods through the customs and immigration authorities of multiple jurisdictions; recessions and other economic crises that may impact the Company’s cost of conducting business in those countries; the adoption of new, or the expansion of existing, trade restrictions, or embargoes; limitations on the Company’s ability to repatriate cash, funds, or capital invested or held in jurisdictions outside Canada; difficulty or expense of enforcing contractual rights due to the lack of a developed legal system or otherwise; confiscation, expropriation, or nationalization of property without fair compensation; and difficulties in engaging third-party agents to interface with clients or otherwise act on the Company's behalf in certain jurisdictions.

M-27Enerflex Ltd. | 2022 Annual Report

In addition, Enerflex may expand the business to markets where the Company has not previously conducted business. The risks inherent in establishing new business ventures, especially in international markets where local customs, laws, and business procedures present special challenges, may affect Enerflex’s ability to be successful in these ventures.

To the extent Enerflex’s international operations are affected by unexpected or adverse economic, political, and other conditions, the Company’s business, financial condition, and results of operations may be adversely affected.

Information Technology and Information Security

The Company is dependent upon the availability, capacity, reliability, and security of information technology infrastructure and the Company's ability to expand and continually update this infrastructure, to conduct daily operations. Information technology assets and protocols become increasingly important to Enerflex as it continues to expand internationally, provide information technology access to global personnel, develop web-based applications, monitoring of products, and improve its business software applications. If any such programs or systems were to fail or create erroneous information in the Company’s hardware or software network infrastructure, it could have a material adverse effect on the Company’s business activities and reputation.

Enerflex may be threatened by or subjected to cyberattack risks such as cyber-fraud, viruses, malware infections, or social engineering activities like phishing and employee impersonation, which may result in adverse outcomes including, but not limited to, the exposure of sensitive data, disruption of operations, and diminished operating results. In recent years, cyberattacks have become more prevalent and much harder to detect and defend against. These threats may arise from a variety of sources, all ranging in sophistication from an individual hacker to alleged state-sponsored attacks. A cyberattack may be generic, or it may be custom crafted to target the specific information technology used by Enerflex. The occurrence of any such cyberattacks could adversely affect the Company’s financial condition, operating results, and reputation.

The Company may be targeted by parties using fraudulent spoof and phishing emails to misappropriate Enerflex information, or the information of customers and suppliers, or to introduce viruses or other malware through “trojan horse” programs into computer networks of the Company, its customers, or suppliers. These phishing emails may appear upon a cursory review to be legitimate emails sent by an employee or representative of Enerflex, its customers, or suppliers. If a member of Enerflex or a member of one of its customers or suppliers fails to recognize that a phishing email has been sent or received and responds to or forwards the phishing email, the attack could corrupt the computer networks and/or access confidential information of Enerflex, its customers, employees, and/or suppliers, including passwords, through email or downloaded malware. In addition to spoof and phishing emails, network and storage applications may be subject to unauthorized access by hackers or breached due to operator error, malfeasance, or other system disruptions. It is often difficult to anticipate or immediately detect such incidents and the damage caused by them.

Security measures, such as incident monitoring, vulnerability testing, tabletop exercises, response planning, and employee education and training have been implemented to protect the Company’s information security and network infrastructure. However, the Company’s mitigation measures cannot provide absolute security, and the information technology infrastructure may be vulnerable to criminal cyberattacks or data security incidents due to employee or customer error, malfeasance, or other vulnerabilities. Additionally, Enerflex is reliant on third-party service providers for certain information technology applications. While the Company conducts due-diligence and believes that these third-party service providers have adequate security measures, there can be no assurance that these security measures will prevent any cyber events or computer viruses from impacting the applications upon which Enerflex relies.

If Enerflex’s information technology systems were to fail and the Company was unable to recover in a timely way, the Company might be unable to fulfill critical business functions, which could damage the Company’s reputation and have a material adverse effect on the business, financial condition, and results of operations. A breach of Enerflex’s information security measures or controls could result in losses of material or confidential information, reputational consequences, financial damages, breaches of privacy laws, higher insurance premiums, damage to assets, safety issues, operational downtime or delays, and revenue losses. The significance of any such event is difficult to quantify but may in certain circumstances be material to the Company and could have adverse effects on the Company’s business, financial condition, and results of operations. See also “Risk Factors – Insurance”.

Personnel and Contractors

The Company’s ability to attract and retain qualified personnel and provide the necessary organizational structure, programs, and culture to engage and develop employees is crucial to its growth and achieving its business results.

Enerflex's Engineered Systems product line requires skilled engineers and design professionals to maintain customer satisfaction through industry-leading design, build, and installation of the Company’s product offerings. Enerflex competes for these professionals,

M-28Enerflex Ltd. | 2022 Annual Report

not only with other companies in the same industry, but with companies in other industries such as oil and natural gas producers. In periods of high activity, demand for the skills and expertise of these professionals increases, making the hiring and retention of these individuals more difficult.

Enerflex's After-Market Services product line relies on the skills and availability of trained and experienced tradespeople, mechanics, and technicians to provide efficient and appropriate services to Enerflex and its customers. Hiring and retaining such individuals is critical to the success of Enerflex’s business. Demographic trends are reducing the number of individuals entering the trades, making Enerflex's access to skilled individuals more difficult.

There are certain jurisdictions where Enerflex relies on third-party contractors to carry out the operation and maintenance of its equipment. The ability of third-party contractors to find and retain individuals with the proper technical background and training is critical to the continued success of the contracted operations in these jurisdictions. If Enerflex’s third-party contractors are unable to find and retain qualified operators, or the cost of these qualified operators increases substantially, the contract operations business could be materially impacted.

There are few barriers to entry in a number of Enerflex's businesses, so retention of qualified staff is essential in order to differentiate Enerflex's businesses and compete in its various markets. Enerflex’s success depends on key personnel and its ability to hire and retain skilled personnel. The loss of skilled personnel could delay the completion of certain projects or otherwise adversely impact certain operational and financial results.

Contract Compression Operations

The duration of Enerflex’s Energy Infrastructure arrangements with customers varies based on operating conditions and customer needs. Initial contract terms typically are not long enough to enable the Company to recoup the cost of the equipment deployed in the Energy Infrastructure segment. Many of Enerflex’s North American Energy Infrastructure contracts have short initial terms, and after the initial term, are cancelable on short notice. While these contracts are frequently extended beyond their initial terms, Enerflex cannot accurately predict which of these contracts will be extended or renewed beyond the initial term or that any customer will continue to contract with Enerflex. The inability to negotiate extensions or renew a substantial portion of the Company’s Energy Infrastructure contracts, the renewal of such contracts at reduced rates, the inability to contract for additional services with customers, or the loss of all or a significant portion of such contracts with any customer could lead to a reduction in revenues and net income, which reduction could have a material adverse effect upon Enerflex’s business, financial condition, results of operations and cash flows.

Contracted Revenue

Many of Enerflex’s customers finance their exploration and development activities through cash flow from operations, incurrence of debt, or issuance of equity. If customers experience decreased cash flow from operations and limitations on their ability to incur debt or raise equity, for example due to weak commodity prices, then they may seek to preserve capital by pursuing price concessions on revenue contracts, cancelling contracts, or determining not to renew contracts. Under these circumstances, the Company may be unable to renew recurring revenue contracts with customers on favorable commercial terms, if at all. Terms of new contracts or renegotiated contracts may also transfer additional risk of liquidated damages, consequential loss, liability caps, and indemnities to the Company. These factors may lead to a reduction in revenue and net income, which reduction could have a material adverse effect on Enerflex’s business, financial condition, results from operations and cash flows.

Health and Safety Risks

Enerflex's business is susceptible to health and safety risks inherent in manufacturing, construction, and operations. These risks include but are not limited to: explosions caused by natural gas leaks; fires; malfunctioning or improperly used tools and equipment; and vehicle collisions and other transportation incidents.

Failure to mitigate, prevent, or appropriately respond to a safety or health incident could result in injuries or fatalities among employees, contractors, visitors, or residents in communities near Company operations. Such incidents may lead to liabilities arising out of personal injuries or death, property damage, operational interruptions, and shutdown or abandonment of affected facilities, including government-imposed orders to remedy unsafe conditions or circumstances, penalties associated with the contravention of applicable health and safety legislation, and potential civil liability. Preventing or responding to accidents could require Enerflex to expend significant time and effort, as well as financial resources to remediate safety issues, compensate injured parties, and repair damaged facilities. Any of the foregoing could have an adverse impact on the Company's operations, financial results, and reputation.

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Customer Credit Risk

A substantial portion of Enerflex's accounts receivable balances are with customers involved in the oil and natural gas industry. Many customers finance their exploration and development activities through cash flow from operations, the incurrence of debt, or the issuance of equity. During times when the oil or natural gas markets weaken, customers may experience decreased cash flow from operations, or a reduction in their ability to access capital. A reduction in borrowing bases under reserve-based credit facilities, the lack of availability of debt or equity financing or other factors that negatively impact customers’ financial condition may impair their ability to pay for products or services rendered.

Enerflex may extend credit to certain customers for products and services that it provides during its normal course of business. Enerflex monitors its credit exposure to its customers, but there can be no certainty that a credit-related loss will not materialize or have a material adverse impact on the organization. The financial failure of a customer may impair the Company’s ability to collect on all or a portion of the accounts receivable balance from that customer.

Corruption, Sanctions, and Trade Compliance

The Company is required to comply with Canadian, USA, and international laws and regulations regarding corruption, anti-bribery, sanctions, and trade compliance. Enerflex conducts business in many parts of the world that experience high levels of corruption, relies on third-party agents to interface with its clients and otherwise act on the Company's behalf in some jurisdictions where the Company does not have a presence, and is subject to various laws that govern the import and export of its equipment.

While Enerflex has developed policies, procedures, screening protocols, and training designed to achieve and maintain compliance with applicable laws, the Company could be exposed to investigations, claims, and other regulatory proceedings for alleged or actual violations of laws related to Company operations, including anti-corruption and anti-bribery legislation, trade laws, and sanctions laws. The Canadian government, the US Department of Justice, the SEC, the US Office of Foreign Assets Control, and similar agencies and authorities in other jurisdictions have a broad range of civil and criminal penalties they may seek to impose against companies and individuals for violations, including injunctive relief, disgorgement, fines, penalties, and modifications to business practices and compliance programs, among other things. While Enerflex cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on the Company's reputation, business, financial condition, results of operations, and cash flow.

Foreign Exchange

Enerflex reports its financial results to the public in Canadian dollars; however, a significant percentage of its revenues and expenses are denominated in currencies other than Canadian dollars. The Company identifies and hedges significant transactional currency risks, and its hedging policy remains unchanged in the current year. Further information on Enerflex’s hedging activities is provided in Note 29 “Financial Instruments” in the audited consolidated financial statements for the year ended December 31, 2022.

Transaction Exposure

The Canadian operations of the Company source the majority of their products and major components from the United States. Consequently, reported costs of inventory and the transaction prices charged to customers for equipment and parts are affected by the relative strength of the Canadian dollar. The Company also sells compression and processing packages in foreign currencies, primarily the US dollar. Most of Enerflex’s international orders are manufactured in the United States where the contracts are primarily denominated in US dollars. This minimizes the Company’s foreign currency exposure on these contracts.

The Company has implemented a hedging policy, applicable primarily to the Canadian operations, with the objective of securing the margins earned on awarded contracts denominated in currencies other than Canadian dollars. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract. The Company utilizes a combination of foreign denominated debt and currency forward contracts to meet its hedging objectives.

Translation Exposure

The Company’s earnings from and net investment in foreign subsidiaries are exposed to fluctuations in exchange rates. The Company is also exposed to the translation risk of monetary items in their local currency to their functional currency. The currencies with the most significant impact are the US dollar, Australian dollar, Brazilian real, and Argentine peso.

Assets and liabilities of foreign subsidiaries are translated into Canadian dollars using the exchange rates in effect at the balance sheet dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive income. The

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cumulative currency translation adjustments are recognized in earnings when there has been a reduction in the net investment in the foreign operations.

Earnings from foreign operations are translated into Canadian dollars each period at average exchange rates for the period. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net earnings. Such exchange rate fluctuations could be material year-over-year relative to the overall earnings or financial position of the Company.

Litigation Risk and Liability Claims

The Company’s operations entail inherent risks, including but not limited to equipment defects, malfunctions and failures, and natural disasters that could result in uncontrollable flows of natural gas, untreated water or well fluids, fires, and explosions. Some of the Company's products are used in hazardous applications where an accident or a failure of a product could cause personal injury or loss of life, or damage to property, equipment, or the environment, as well as the suspension of the end-user's operations. If the Company's products were to be involved in any of these incidents, the Company could face litigation and may be held liable for those losses.

In the normal course of Enerflex’s operations, the Company may become involved in, named as a party to, or be the subject of various legal proceedings, including regulatory proceedings, tax proceedings, and legal actions related to contract disputes, property damage, environmental matters, employment matters, and personal injury. The Company may not be able to adequately protect itself contractually and insurance coverage may not be available or adequate in risk coverage or policy limits to cover all losses or liabilities that it may incur. Moreover, the Company may not be able to maintain insurance in the future at levels of risk coverage or policy limits that management deems adequate. Any claims made under the Company's policies may cause its premiums to increase. Any future damages deemed to be caused by the Company's products or services that are not covered by insurance, or that are in excess of policy limits or subject to substantial deductibles, could have a material adverse effect on the Company's projections, business, results of operations, and financial condition. See also “Risk Factors – Insurance”.

Defense and settlement costs associated with lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have an adverse effect on Enerflex’s operating results or financial performance.

Availability of Raw Materials, Component Parts, or Finished Products

Enerflex purchases a broad range of materials and components in connection with its manufacturing and service activities. Some of the components used in Enerflex’s products are obtained from a single source or a limited group of suppliers. While Enerflex makes it a priority to maintain and enhance these strategic relationships in its supply chain, there can be no assurance that these relationships will continue. Reliance on suppliers involves several risks, including price increases, delivery delays, inferior component quality, and unilateral termination. In particular, long-lead times for high demand components, such as engines, can result in project delays. While Enerflex has long standing relationships with recognized and reputable suppliers and OEMs, it does not have long-term contracts with all of them, and the partial or complete loss of certain of these sources could have a negative impact on Enerflex’s results of operations and could damage customer relationships. Further, a significant increase in the price of one or more of these components could have a negative impact on Enerflex's operational or financial results.

Though Enerflex is generally not dependent on any single source of supply, the ability of suppliers to meet performance, quality specifications, and delivery schedules is important to the maintenance of Enerflex customer satisfaction. If the availability of certain OEM components and repair parts, which are generally in steady demand, is constrained or delayed, certain of Enerflex’s operational or financial results may be adversely impacted.

Public Health Crises, Including COVID-19

The Company’s business, operations, and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics, or other health crises, including the COVID-19 pandemic. Such public health crises may adversely affect Enerflex, causing a slowdown or temporary suspension of Enerflex’s operations in geographic locations impacted by an outbreak, including due to: reduced global economic activity and a corresponding decrease in demand for oil and natural gas, which could result in producers being forced to shut-in production and serve to lower demand for the Company’s products and services; impaired supply chain as a result of mass quarantines, lockdowns, or border closures, thereby limiting the supply and increasing the cost of goods and services used in Enerflex's operations; and restricted workforce as a result of quarantines and health impacts, rendering employees unable to work or travel.

The Company continues to monitor the potential impacts of the COVID-19 pandemic, focusing on the jurisdictions in which the Company and its subsidiaries operate. In particular, Enerflex continues to adhere to public health orders and governmental guidance

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and maintains communication with suppliers, customers, stakeholders, and other business partners to identify and monitor potential risks to our ongoing operations. Although the COVID-19 pandemic improved in 2022 and restrictions and limitations were eased, any future developments or a subsequent outbreak of COVID-19 could materially and adversely impact the Company's business, operations, financial condition, and cash flows. As the situation continues to evolve, the extent of any future material adverse effect on the Company cannot be predicted with confidence.

Insurance

Enerflex’s operations are subject to risks inherent in the oil and natural gas services industry, such as equipment defects, malfunctions and failures, and natural disasters with resultant uncontrollable flows of oil and natural gas, fires, spills, and explosions. These risks could expose Enerflex to substantial liability for personal injury, loss of life, business interruption, property damage, pollution, and other liabilities. Enerflex carries prudent levels of insurance to protect the Company against these unforeseen events, subject to appropriate deductibles and the availability of coverage. In addition, the Company has procured a dedicated cyber insurance policy designed to help mitigate against the risk of cyber-related events (see “Risk Factors – Information Technology and Information Security”) and executive liability insurance to limit exposure to unforeseen incidents. However, there can be no assurance that any such insurance policies will cover all losses or liabilities that may arise from the operation of Enerflex’s business. An annual review of insurance coverage is completed to assess the risk of loss and risk mitigation alternatives.

Extreme weather conditions, natural occurrences, and terrorist activity have strained insurance markets leading to increases in insurance costs and limitations on coverage. It is anticipated that appropriate insurance coverage will be maintained in the future, but there can be no assurance that such insurance coverage will be available on commercially reasonable terms or on terms as favourable as Enerflex's current arrangements. The occurrence of a significant event outside of the scope of coverage of the Enerflex insurance policies could have a material adverse effect on the results of the organization.

Access to Capital

Enerflex relies on its cash, as well as the credit and capital markets, to provide some of the capital required to continue operations. Significant instability or disruptions to the capital markets, including the credit markets, may impact the Company’s ability to access capital on reasonable commercial terms, if at all, and this turn may result in adverse consequences including: making it more difficult to satisfy contractual obligations; increasing vulnerability to general adverse economic conditions and industry conditions; limiting the ability to fund future working capital, capital expenditures, or acquisitions; limiting the ability to refinance debt in the future or borrow additional funds to fund ongoing operations; and paying future dividends to shareholders.

The Company's Revolving Credit Facility also contains a number of covenants and restrictions with which Enerflex and its subsidiaries must comply, including, but not limited to, use of proceeds, limitations on the ability to incur additional indebtedness, transactions with affiliates, mergers and acquisitions, and the Company's ability to sell assets. The Company’s ability to comply with these covenants and restrictions may be affected by events beyond its control, including prevailing economic, financial, and industry conditions. If market or other economic conditions deteriorate, the Company’s ability to comply with these covenants may be impaired. Failure to meet any of these covenants, financial ratios, or financial tests could result in events of default which require the Company to repay its indebtedness and could impair the Company’s ability to access the capital markets for financing. While Enerflex is currently in compliance with all covenants, financial ratios, and financial tests, there can be no assurance that it will be able to comply with these covenants, financial ratios, and financial tests in future periods. These events could restrict the Company's and other guarantors' ability to fund its operations, meet its obligations associated with financial liabilities, or declare and pay dividends. See “Dividends – Restrictions on Paying Dividends”.

Payment of Future Cash Dividends

The amount and frequency of future cash dividends paid by the Company, if any, is subject to the discretion of the Board of Directors and may vary depending on a variety of factors and conditions existing from time to time, including, among other things, significant declines and volatility in commodity prices, demand for Enerflex products and services, restricted cash flows, capital expenditure requirements, debt service requirements, operating costs, foreign exchange rates, the risk factors described in this Annual Information Form, and the satisfaction of the liquidity and solvency tests imposed by applicable corporate law for the declaration and payment of dividends. Depending on these and various other factors, many of which are beyond the control of Enerflex, future cash dividends could be reduced or suspended entirely or made less frequently. The market value of Enerflex Common Shares may deteriorate if cash dividends are reduced or suspended.

Tax Matters

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The Company and its subsidiaries are subject to income and other taxes in Canada, the United States, and numerous foreign jurisdictions. Changes in tax laws or interpretations thereof, or tax rates in the jurisdictions in which the Company or its subsidiaries do business could adversely affect the Company's results from operations, returns to shareholders, and cash flow. Our effective tax rates could also be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation. While management believes the Company and its subsidiaries are in compliance with current prevailing tax laws and requirements, one or more taxing jurisdictions could seek to impose incremental or new taxes on the Company or its subsidiaries, or the Company or its subsidiaries could be subject to assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings by any such taxing jurisdiction. The timing or impacts of any such assessment, reassessment, audit, investigation, inquiry, or judicial or administrative proceedings, or any future changes in tax laws, including the impacts of proposed regulations, cannot be predicted. Any adverse tax developments, including legislative changes, judicial holdings, or administrative interpretations, could have a material and adverse effect on the results of operations, financial condition, and cash flows of the Company.

Terrorism

Terrorist activities (including environmental terrorism), anti-terrorist efforts, and other armed conflicts may adversely affect the global economies and could prevent the Company from meeting its financial and other obligations to the extent such conflicts impact operations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for the Company’s products and services and causing a reduction in the Company’s revenues. In addition, the Company’s assets may be direct targets of terrorist attacks that could disrupt Enerflex’s ability to service its customers. The Company may be required by regulators, or by the future terrorist threat environment, to make investments in security that cannot be predicted. The implementation of security guidelines and measures and the maintenance of insurance, to the extent available, to address such activities could increase Enerflex’s costs. These types of events could materially adversely affect the Company’s business and results of operations.

Seasonal Factors and Demand

Demand for natural gas fluctuates largely with the heating and electric power requirements caused by the changing seasons in North America. Hot summers and cold winters typically increase demand for, and the price of, natural gas. This increases customers' cash flow, which can have a positive impact on Enerflex. At the same time, access to many western Canadian oil and natural gas properties is limited to the period when the ground is frozen so that heavy equipment can be transported. As a result, the first quarter of the year is generally accompanied by increased winter deliveries of equipment. Warm winters in western Canada, however, can both reduce demand for natural gas and make it difficult for producers to reach well locations. This restricts drilling and development operations, reduces the ability to supply natural gas production in the short-term, and can negatively impact the demand for Enerflex's products and services.

Section 404 of the Sarbanes-Oxley Act of 2002

Enerflex maintains disclosure controls and procedures and internal control over financial reporting pursuant to the Canadian Securities Administrators National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, and has commenced an assessment of whether its current internal controls procedures satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and the related rules of the SEC and the Public Company Accounting Oversight Board.

Pursuant to Section 404(b) of Sarbanes-Oxley and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, starting with the second annual report that Enerflex files with the SEC after the effectiveness of the registration statement, Enerflex’s independent auditors will be required to attest to the effectiveness of Enerflex’s internal control over financial reporting. The process of obtaining the required attestation from Enerflex’s independent auditors has commenced and will require the investment of substantial additional time and resources, including by Enerflex’s Chief Financial Officer and other members of Enerflex’s senior management, as well as higher than anticipated operating expenses including independent auditor fees.

Enerflex’s failure to satisfy the requirements of Section 404 of Sarbanes-Oxley on an ongoing and timely basis, or any failure in Enerflex’s internal controls, could result in the loss of investor confidence in the reliability of Enerflex’s financial statements, which in turn could negatively affect the trading price of the Enerflex Common Shares and could have a material adverse effect on Enerflex’s results of operations and harm its reputation. Further, Enerflex can provide no assurance that its independent auditors will provide the required attestation. If Enerflex is required in the future to make changes to its internal controls over financial reporting, it could adversely affect Enerflex’s operations, financial reporting and/or results of operations and could result in an adverse opinion on internal controls over financial reporting from its independent auditors.

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Future Acquisitions

Enerflex may, from time to time, seek to expand the Business and its operations by acquiring or developing additional businesses or assets in existing or new markets. Enerflex expects to realize strategic opportunities and other benefits as a result of its acquisitions. However, there can be no assurances as to whether, or to what extent, such benefits or opportunities will be realized. Enerflex can not predict whether it will be able to successfully identify, acquire, develop, or profitably manage additional acquisitions, or successfully integrate any acquired business or assets into Enerflex's business, or to adjust to an increased scope of operations as a result of such acquisitions. There is a risk that any future acquisitions could adversely impact Enerflex's operations and results.

CAPITAL RESOURCES

On January 31, 2023, Enerflex had 123,739,020 common shares outstanding. Enerflex has not established a formal dividend policy and the Board anticipates setting the quarterly dividends based on the availability of cash flow, anticipated market conditions, and the general needs of the business. Subsequent to the fourth quarter of 2022, the Board declared a quarterly dividend of $0.025 per share.

At December 31, 2022, the Company had combined drawings of $662.4 million against the Revolving Credit Facility and Term Loan (December 31, 2021 – nil). The weighted average interest rate on the Revolving Credit Facility and Term Loan at December 31, 2022 was 7.0 percent and 7.8 percent (December 31, 2021 – nil).

The composition of the borrowings on the Revolving Credit Facility, Term Loan, and the Company’s Notes were as follows:

($ thousands)	December 31, 2022	December 31, 2021
Drawings on the Revolving Credit Facility	$459,202	$-
Drawings on the Term Loan (US$150,000)	203,160	-
Notes due October 15, 2027 (US$625,000)	846,500	-
Drawings on the Bank Facility	-	30,522
Drawings on the Asset-Based Facility	-	37,411
Notes due December 15, 2024	-	148,119
Notes due December 15, 2027	-	118,746
Deferred transaction costs and Notes discount	(118,537)	(3,376)
Total long-term debt	$1,390,325	$331,422

Current portion of long-term debt	$27,088	$-
Non-current portion of long-term debt	1,363,237	331,422
Total long-term debt	$1,390,325	$331,422

At December 31, 2022 without considering renewal at similar terms, the Canadian dollar equivalent principal payments due over the next five years are $1,508.9 million, and nil thereafter.

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CONTRACTUAL OBLIGATIONS, COMMITTED CAPITAL INVESTMENT, AND OFF-BALANCE SHEET ARRANGEMENTS

The Company’s contractual obligations are contained in the following table:

($ thousands)	Leases	Purchase Obligations	Total
2023	$23,776	$775,339	$799,115
2024	18,427	19,306	37,733
2025	15,493	1,005	16,498
2026	12,173	-	12,173
2027	9,848	-	9,848
Thereafter	32,287	-	32,287
Total contractual obligations	$112,004	$795,650	$907,654

The Company’s lease commitments are operating leases for premises, equipment, and service vehicles.

The majority of the Company’s purchase commitments relate to major components for the Energy Infrastructure and Engineered Systems product lines and to long-term information technology and communications contracts entered into in order to reduce the overall cost of services received.

The Company does not have off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial condition, results of operations, liquidity, or capital expenditures.

RELATED PARTIES

Enerflex transacts with certain related parties during the normal course of business. Related parties include Roska DBO, and the Company’s 65 percent interest in a joint venture in Brazil.

All transactions occurring with related parties were in the normal course of business operations under the same terms and conditions as transactions with unrelated parties. A summary of the financial statement impacts of all transactions with all related parties is as follows:

Years ended December 31,	2022	2021
Associate – Roska DBO
Revenue	$1,755	$352
Purchases	4	-
Accounts receivable	22	128

All related party transactions are settled in cash.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENT

The timely preparation of these Financial Statements requires that Management make estimates and assumptions and use judgment. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances, uncertainties about the current economic environment including significant market volatility in commodity prices, high inflation, high interest rates, and increasing energy prices.

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Uncertainty about these assumptions and estimates could however result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. In the process of applying the Company’s accounting policies, management has made the following judgments, estimates and assumptions which have a significant effect on the amounts recognized in the consolidated financial statements:

Revenue Recognition – Performance Obligation Satisfied Over Time

The Company reflects revenues relating to performance obligations satisfied over time using the percentage-of-completion approach of accounting. The Company uses the input method of percentage-of-completion accounting, whereby actual input costs as a percentage of estimated total costs is used as the basis for determining the extent to which performance obligations are satisfied. The input method of percentage-of-completion accounting provides a faithful depiction of the transfer of control to the customer, as the Company is able to recover costs incurred relating to the satisfaction of the associated performance obligation. This approach to revenue recognition requires Management to make a number of estimates and assumptions surrounding the expected profitability of the contract, the estimated degree of completion based on cost progression, and other detailed factors. Although these factors are routinely reviewed as part of the project management process, changes in these estimates or assumptions could lead to changes in the revenues recognized in a given period.

Certain contracts also include aspects of variable consideration, such as liquidated damages on project delays. For these contracts, Management must make estimations as to the likelihood of the variable consideration being recognized or constrained, based on the status of each project, the potential value of variable consideration, communication received from the customer, and other factors. Enerflex continues to monitor these factors. Changes in estimated cost or revenue associated with a project, including variable consideration, could result in material changes to revenue and gross margin recognized on certain projects.

Revenue Recognition – Performance Obligation Satisfied at a Point in Time

The Company reflects revenues relating to performance obligations satisfied at a point in time when control – indicated by transfer of the legal title, physical possession, significant risks and rewards of ownership, or any combination of these indicators – is transferred to the customer.

Provisions for Warranty

Provisions set aside for warranty exposures either relate to amounts provided systematically based on historical experience under contractual warranty obligations or specific provisions created in respect of individual customer issues undergoing commercial resolution and negotiation. Amounts set aside represent Management’s best estimate of the likely settlement and the timing of any resolution with the relevant customer.

Business Acquisitions

In a business acquisition, the Company may acquire assets and assume certain liabilities of an acquired entity. Estimates are made as to the fair value of property, plant and equipment, intangible assets, and goodwill, among other items. In certain circumstances, such as the valuation of property, plant and equipment and intangible assets acquired, the Company relies on independent third-party valuators. The determination of these fair values involves a variety of assumptions, including revenue growth rates, projected cash flows, customer attrition rates, operating margins, discount rates, and economic lives.

Property, Plant and Equipment, Energy Infrastructure Assets and Intangible Assets

Property, plant and equipment, energy infrastructure assets and intangible assets are stated at cost less accumulated depreciation and accumulated amortization and any impairment losses. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of property, plant and equipment, energy infrastructure assets and intangible assets is reviewed on an annual basis. Assessing the reasonableness of the estimated useful lives of property, plant and equipment, energy infrastructure assets and intangible assets requires judgment and is based on currently available information. Property, plant and equipment, energy infrastructure assets and intangible assets are also reviewed for potential impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Changes in circumstances, such as technological advances and changes to business strategy can result in actual useful lives differing significantly from estimates. The assumptions used, including rates and methodologies, are reviewed on an ongoing basis to ensure they continue to be appropriate. Revisions to the estimated useful lives of property, plant and equipment, energy infrastructure assets and intangible assets constitutes a change in accounting estimate and are applied prospectively.

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Right-of-Use Asset and Lease Liability

The Company determines the right-of-use asset and lease liability for each lease upon commencement. In calculating the right-of-use asset and lease liability, the Company is required to determine a suitable discount rate in order to calculate the present value of the contractual payments for the right to use the underlying asset during the lease term. In addition, the Company is required to assess the term of the lease, including if the Company is reasonably certain to exercise options to extend the lease or terminate the lease. Discount rates and lease assumptions are reassessed on a periodic basis.

Finance Lease Receivables

In calculating the value of the Company’s finance lease receivables, the Company is required to determine the fair value of the underlying assets included in the finance lease transaction, or, if lower, the present value of the lease payments discounted using a market rate of interest. The fair value of the underlying assets should reflect the amount that the Company would otherwise recognize on a sale of those assets.

Allowance for Doubtful Accounts

Amounts included in allowance for doubtful accounts reflect the full lifetime expected credit losses for trade receivables. The Company determines allowances based on Management’s best estimate of future expected credit losses, considering historical default rates, current economic conditions, and forecasts of future economic conditions. Future economic conditions, especially around the oil and gas industry, may have a significant impact on the collectability of trade receivables from customers and the corresponding expected credit losses. Management has implemented additional monitoring processes in assessing the creditworthiness of customers and believes the current provision appropriately reflects the best estimate of its future expected credit losses. Significant or unanticipated changes in economic conditions could impact the magnitude of future expected credit losses.

Impairment of Inventories

The Company regularly reviews the nature and quantities of inventory on hand and evaluates the net realizable value of items based on historical usage patterns, known changes to equipment or processes, and customer demand for specific products. Significant or unanticipated changes in business conditions could impact the magnitude and timing of impairment recognized.

Impairment of Non-Financial Assets

Impairment exists when the carrying value of an asset or group of assets exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use. The fair value less costs to sell calculation is based on available data from binding sales transactions, in an arm’s length transaction of similar assets or observable market prices, less incremental costs for disposing of the asset. The value-in-use calculation is based on a discounted cash flow model, which requires the Company to estimate future cash flows and use judgment to determine a suitable discount rate to calculate the present value of those cash flows.

Impairment of Goodwill

The Company tests goodwill for impairment at least on an annual basis, or when there is any indication that goodwill may be impaired. This requires an estimation of the value-in-use of the groups of CGUs to which the goodwill is allocated. The Company has determined the group of CGUs to be its operating segments for purposes for its impairment assessment. Estimating the value-in-use requires an estimate of the expected future cash flows from each group of CGUs and use judgment to determine a suitable discount rate in order to calculate the present value of those cash flows. The methodology and assumptions used, as well as the results of the assessment performed are detailed in Note 15.

Income Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income. The Company establishes provisions for uncertain tax positions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective company’s domicile. The Company reviews the adequacy of these provisions at the end of each reporting period and adjusts them as required. However, it is possible that, at some future date, current income tax liabilities are in excess of the Company’s current income tax provision as a result of these audits, adjustments, or litigation with tax authorities. These differences could materially impact the Company’s assets, liabilities, and net income.

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Deferred tax assets are recognized for all unused tax losses, carried forward tax credits, or other deductible temporary differences to the extent that it is probable that taxable profit will be available against which these deferred tax assets can be utilized. Significant judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the timing of reversal, expiry of losses and the level of future taxable profits together with future tax planning strategies. The basis for this estimate is Management’s cash flow projections. To the extent the Company determines the recoverability of deferred tax assets is unlikely, the deferred tax asset is not recognized. Management regularly assesses the unrecognized deferred tax asset to determine what portion can be recognized in response to changing economic conditions or recent events.

Share-Based Compensation

The Company employs the fair value method of accounting for stock options and phantom share entitlement. The determination of the share-based compensation expense for stock options and phantom share entitlement requires the use of estimates and assumptions based on exercise prices, market conditions, vesting criteria, length of employment, and past experiences of the Company. Changes in these estimates and future events could alter the determination of the provision for such compensation. Details concerning the assumptions used are described in Note 25.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all conditions associated with the grant are met. If a grant is received, but reasonable assurance and compliance with conditions is not achieved, the grant is recognized as a deferred liability until the conditions are fulfilled. As long as the Company is eligible for any such programs the grants received are recorded as a reduction against the associated expenses to which they relate and in the period the expenses are recognized.

Segment Change and Fair Value Allocation

During the fourth quarter of 2022, the Company reassessed its operating and reporting segments. Prior to this assessment, the Company’s operating and reporting segments were one and the same, with those segments being Canada, USA, and Rest of World. With the completion of the Exterran acquisition Management noted a change in how the Chief Operating Decision Maker (“CODM”) views the organization. On this basis, four operating segments have been identified with no change in the Canada and USA segments, while Rest of World has been bifurcated into LATAM and EH. For external reporting purposes, Enerflex’s reportable segments are as follows:

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North America – comprised of operations in Canada and the USA;
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Latin America – comprised of operations in Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico and Peru; and
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Eastern Hemisphere – comprised of operations in the Middle East, Africa, Europe and Asia Pacific.

The Canada and USA segments have been combined as they have similar economic characteristics including:

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the nature of the products and services provided;
•
the nature of the production processes;
•
the type or class of customer for their products and services;
•
the methods used to distribute their products or provide their services; and
•
the nature of the regulatory environment.

Goodwill that was previously allocated to the ROW segment was distributed between the LATAM and EH segments on a basis of the estimated fair value allocation.

New Accounting Policies

The Company has reviewed amendments to existing accounting standards and determined that no amendments would have a material impact on the financial statements.

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FUTURE ACCOUNTING PRONOUNCEMENTS

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company determined that the following amendments may have an impact on future financial statements:

IAS 1 Presentation of Financial Statements (“IAS 1”)

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help a company apply materiality judgements to accounting policy disclosures. The amendments seek to help a company provide more useful accounting policy disclosures by replacing the requirement for a company to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies, as well as add guidance on how a business applies the concept of materiality in making decisions about accounting policy disclosures. The company will now have to consider both the size of the transactions, other events or conditions, and the nature of them. ‘Material’ is a defined term in IFRS and is more widely understood by users of financial statements.

In October 2022, the IASB issued amendments to clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement for at least twelve months at the reporting date. The Right needs to exist at the reporting date and must have substance. In addition to the amendment from January 2020 where the IASB issued amendments to IAS 1, to provide a more general approach to the presentation of liabilities as current or non-current, only covenants with which a company must comply on or before the reporting date may affect this right. Covenants to be complied with after the reporting date do not affect the classification of a liability as current or non-current at the reporting date.

These amendments are effective January 1, 2024 and are to be applied retrospectively. Management has not yet determined the impact this amendment will have on the Company.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

Effective January 1, 2023, the definition of accounting estimates will be amended under IAS 8. Under the amended definition, a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The amendment further clarifies that accounting estimates are monetary amounts in the financial statements subject to measurement uncertainty.

Under the prior definition, IAS 8 stated that a change in accounting estimates specified that changes in accounting estimates may result from new information or new developments. Therefore, such changes are not corrections of errors.

This amendment will impact changes in accounting policies and changes in accounting estimates made after the amendment is adopted by the Company.

IAS 12 Income Taxes (“IAS 12”)

In May 2021, the IASB issued amendments to IAS 12, which narrow the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. The amendment is effective January 1, 2023, and clarifies how a business should account for deferred tax related to assets and liabilities arising from a single transaction.

Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a related asset and liability give rise to taxable and deductible temporary differences that are not equal.

Management believes these amendments will have no impact on the Company.

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RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and the accompanying Financial Statements, and has in place appropriate information systems, procedures, and controls to ensure that information used internally by Management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and approved this MD&A and the Financial Statements. The Audit Committee is also responsible for determining that management fulfills its responsibilities in the financial control of operations, including disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer, together with other members of Management, have evaluated the effectiveness of the Company’s DC&P and ICFR as at December 31, 2022, using the internal control integrated framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on that evaluation, Management has concluded that the design and operation of the Company’s DC&P were adequate and effective as at December 31, 2022, to provide reasonable assurance that: a) material information relating to the Company and its consolidated subsidiaries would have been known to them and by others within those entities; and b) information required to be disclosed is recorded, processed, summarized, and reported within required time periods. Management also concluded that the design and operation of ICFR was adequate and effective as at December 31, 2022, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting in accordance with IFRS.

As permitted by Canadian securities laws and SEC guidance, the Company has excluded Exterran control, policies and procedures, from Management’s evaluation of the system of ICFR for the year ended December 31, 2022. Additional information regarding this acquisition is included above and in Note 7 of the Financial Statements. Exterran will be included in Management’s evaluation of ICFR for the fiscal year ending December 31, 2023.

Management identified a material weakness in design and operation of the control over review of financial statement presentation and disclosure, which led to the amendment and restatement of its audited Consolidated Financial Statements for the year ended December 31, 2021. This deficiency was due to reliance on system automation to correctly classify and present amounts in the financial statements and insufficient precision of financial statement review controls to have identified a material misstatement in the financial statements. Due to this material weakness, certain financial statement presentation was incorrect, which included the misclassification of certain cash flows, and non-cash items being reflected as transfers between Operating, Investing, and Financing cash flows. The Statements of Cash Flows and related disclosures have been adjusted for this misclassification and these non-cash transfers.

The Company has taken and will continue to take a number of actions to remediate this material weakness. During the second quarter of 2022, the Company developed and implemented a remediation plan to address this material weakness that identifies areas where enhanced precision will help detect and prevent material misstatements. This remediation plan includes, but is not limited to:

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a new reconciliation process that identifies any new transactions being reflected in the Statement of Cash Flows;
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a robust review methodology for complex and non-normal course transactions which includes all aspects of presentation and disclosure;
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a proof to ensure that non-cash transfers are no longer reflected within the Statement of Cash Flows; and
•
plans to use outside resources to enhance the business process documentation.

Certain remedial measures were undertaken in the second quarter of 2022 that resulted in an effective control design over the Company’s reliance on system automation to correctly classify and prepare the Statements of Cash Flows. Management has concluded that these controls are operationally effective. Management believes the ongoing efforts will reduce the risk of material weaknesses in the future.

Outside of the material weakness noted above, there have been no significant changes in the design of the Company’s ICFR during the twelve months ended December 31, 2022 that would materially affect, or is reasonably likely to materially affect, the Company’s ICFR.

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While the Officers of the Company have designed the Company’s DC&P and ICFR, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

SUBSEQUENT EVENTS

Subsequent to December 31, 2022, Enerflex declared a quarterly dividend of $0.025 per share, payable on April 6, 2023, to shareholders of record on March 16, 2023. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information and statements within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex, Exterran, or the combined entity. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future", “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective” and “capable” and similar expressions are intended to identify forward-looking information and statements. In particular, this MD&A includes (without limitation) forward-looking information and statements pertaining to: the expectations for enhanced shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation; the expectation for the combined company to diversify its operations across key growth regions where the Company already has a presence and to provide offerings to a broader base of customers; expectations and results from the exploration activities by the Company around decarbonization, carbon capture technologies, and supporting infrastructure opportunities with customers; expectations for the Company to pay and to continue to pay a quarterly dividend to shareholders and that the Board will set the dividend based on the availability of cash flow, anticipated market conditions, and the general needs of the business; the disclosures under the section “Outlook” and “Outlook by Segment” including, but not limited to, the expectations to capture $60 million in annual run-rate synergies within 12 to 18 months of the closing of the Transaction and the sources in which such run-rate synergies will be derived from; the timing for expected completion of in flight projects in the Middle East; expectations for the Company to generate significant excess cash flow from operations and to lower its bank-adjusted net debt to EBITDA ratio to below 2.5 times by the end of 2023; the expectations of Enerflex to have the ability to deliver increased capital returns to shareholders and to continue to pay a quarterly dividend of at least $0.025 per share; Enerflex’s 2023 guidance; expectations that production of oil and natural gas will grow modestly year-over-year in North America and the regions where such growth will be driven from; expectations for future LNG exports associated with LNG Canada Phase 1 and the net effect for the Company; utilization rates for the contract compression fleet of the Company and that such rates will remain elevated and that sold margins on new Engineered Systems booking will continue to expand from current levels; the expectations that the Exterran Cryogenic product line to be a synergistic revenue-generating business in the North American region; expectations that the recent increase in After-Market Services across the North American region continues into 2023; expectations for continued stability in the recurring business in Latin America; expectations to increase contract compression fleet utilization rates through re-contracting and redeployment of idle fleet; expectations that in Latin America there is a growing need for reliable power and a desire to reduce overall dependency on imported natural gas and the impacts on the Company; expectations for strengthening demand for natural gas and energy transition solutions in the Eastern Hemisphere region; the expectations that a future LNG export industry in Canada will provide additional opportunities for the Company; expectations that cash flows from operations in 2022, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital and capital assets; the anticipated financial performance of the combined entity, including its expected gross margin; the intended use by Enerflex of the remaining funds under the Revolving Credit Facility; the expected cost savings and synergies of the combined company to be achieved as a result of the Transaction and the timing to realize such cost savings and synergies; anticipated shareholder value; expected accretion to adjusted EBITDA, cash flow per share, and earnings per share for shareholders of Enerflex; future capital expenditures, including the amount and nature thereof; commodity prices and the impact of such prices on demand for the combined entity’s products and services; development trends in the oil and natural gas industry; seasonal variations in the activity levels of certain crude oil and natural gas markets; business prospects and strategy; expansion and growth of the business and operations; implications of changes in government regulation, laws and income taxes; and environmental, social, and governance matters.

This forward-looking information and statements are based on assumptions, estimates and analysis made by Enerflex and its perception of trends, current conditions and expected developments, as well as other factors that are believed by Enerflex to be

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reasonable and relevant in the circumstances and in light of the Transaction. All forward-looking information and statements in this MD&A is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the impact of economic conditions including volatility in the price of crude oil, natural gas, and natural gas liquids; supply chain interruptions leading to delays in receiving materials and parts to produce equipment; interest rates and foreign exchange rates; industry conditions including supply and demand fundamentals for oil and natural gas, and the related infrastructure including new environmental, taxation and other laws and regulations; continued business disruptions resulting from the COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management and difficulties in retaining personnel; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information and statements included in this MD&A, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information and statements included in this MD&A should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the ability of the combined entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading "Risk Factors" in Enerflex's Annual Information Form ("AIF") for the year ended December 31, 2022.

This MD&A contains information that may constitute future-oriented financial information or financial outlook information (“FOFI”) about Enerflex and the combined entity’s prospective financial performance, financial position, or cash flows, including leverage, operational efficiencies, scale, capital expenditures and WIP, non-discretionary expenses, and accretion, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The combined entity’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Enerflex has included FOFI in this MD&A in order to provide readers with a more complete perspective on the combined entity’s future operations and Management’s current expectations regarding the combined entity’s future performance. Readers are cautioned that such information may not be appropriate for other purposes.

The forward-looking information and statements and FOFI contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information and statements included in this MD&A is made as of the date of this MD&A and, other than as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information and statements, whether as a result of new information, future events or otherwise.

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